12


03029728

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shiseido

*CURRENT ADDRESS

**FORMER NAME

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FILE NO. 82- 3311 FISCAL YEAR 3-31-03

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OICF/BY: dlw

DAT : 9/4/03

SHISEIDO
ANNUAL REPORT 2003
For the year ended March 31, 2003



Profile

Since Shiseido commenced operations as Japan's first Western-style pharmacy in Tokyo's Ginza district in 1872, 131 years have elapsed. The name Shiseido derives from a Chinese expression meaning "all things come from Mother Earth." It embodies our frontier spirit—our ongoing quest to foster new types of culture.

Through to the present day, we have consistently adhered to a policy of "discovering new levels of value and creating a beautiful, cultured lifestyle." This policy has led to the development of high-value-added products and services in a diversity of businesses, from cosmetics to toiletries, salon operations, health & beauty foods, and pharmaceuticals.

THE SHISEIDO WAY

With our customers
Through the creation of true value and exceptional quality, we strive to help our customers realize their dreams of beauty, well-being and happiness.

With our business partners
Joining forces with partners who share our aims, we act in a spirit of sincere cooperation and mutual assistance.

With our shareholders
We aim to win the support of our shareholders by retaining earnings for future investments and paying dividends which come from sound business results, and to uphold their trust through transparent management practice.

With our employees
The individuals who make up our workforce—in all their diversity and creativity—are our most valuable corporate asset. We strive to promote their professional development and to evaluate them fairly. We recognize the importance of their personal satisfaction and well-being, and seek to grow together with them.

With our society
We respect and obey all laws in all regions in which we do business. Safety and preservation of the natural environment are our highest priorities. In cooperation with local communities and in harmony with international society, we call on our cultural resources in creating a global, beautiful, cultured lifestyle.

In this annual report,statements other than historical facts are forward-looking statements that reflect the Company's plans and expectations. These forward-looking statements involve risks,uncertainties and other factors that may cause actual results and achievements to differ from those anticipated in these statements.

Converting "Signs of Change" to "Waves of Reform"

The operating environment surrounding Shiseido remains in a severe state, symbolized by economic recession worldwide and deflation at home.

Meanwhile, the Japanese cosmetics industry has undergone structural changes, such as the polarization of purchasing patterns, brought about by the maturity of the market and the diversification of consumer tastes vis-à-vis price and function.

To ensure consistent earnings growth in this difficult environment, Shiseido is focusing its attention on the sales counter, the point of direct contact with customers. With this in mind, in the year to March 2002 we launched a series of structural reforms aimed at fundamentally changing various aspects of our operations, from sales to production and distribution. The year to March 2003 was the first of a three-year phase set as the Revival Stage. In that year, we made the following three proclamations with a firm sense of resolve, fully aware that actions taken over the following three years would shape the future of Shiseido: "To step up sales-counter-focus reforms to reestablish Shiseido's unquestioned predominance in the domestic cosmetics market," "To shift management's focus from revenue to profits," and "To work resolutely on a Group-wide basis to ensure Shiseido's revival and future growth."

Since the year under review, each and every employee has worked to realize these structual reforms, motivated by the "1 do. SHISEIDO." slogan. Indeed, their initiatives have already started to bear fruit. Today, as we begin the third year of reforms, we are confident of making even greater strides—converting "signs of change" to "waves of reform." The entire group is now united in its reform effort under a new slogan, "We are SHISEIDO." Based on this approach, we have adopted a new domestic corporate brand strategy, where, by taking full advantage of the SHISEIDO corporate brand as a valuable asset, we will be better able to demonstrate our comprehensive strengths.



President & CEO
(Representative Director)
Morio Ikeda

Vice President/
Corporate Senior Executive Officer
(Representative Director)
Shigeo Shimizu

Highlights of the Year

□Sales-Counter-Focus Reforms Already Bearing Fruit

Seeking to establish a dominant position in the domestic cosmetics market, we promoted a host of marketing innovations and production/logistical reforms focusing on the sales counter in the year under review. With a view to reestablishing our innovative chain-store distribution business in the 21st century, we established over-the-counter sales as the benchmark for setting transaction contracts with Shiseido chain-store retailers and evaluating the activities of our sales subsidiary. We also revised our contracts with structured retailers to assure mutual benefits in the form of higher profitability and stronger growth. In these and other ways, we changed our business operations to better reflect the characteristics of each sales channel. In addition, we began introducing real-demand-based production and distribution systems designed to eliminate out-of-stocks, returns and maldistributed inventories. To provide the infrastructure to support sales-counter-focus reforms, we have installed online POS terminals at cosmetics chain-store retailers, connected all sales staff via an in-house network and supplied our beauty consultants with PDAs carrying our original "i-mode" content. Building up our information network in these ways has enabled us to achieve two-way communication between the headquarters, its branches and those on the front line of sales. Now, we are positioned to instantly provide the data necessary for consultation-based sales and provide feedback on the sales counter to the head office.


■ Maldistributed inventories of new products (2000 levels = 100)
▭ Out-of-stock ratio (%)
(%)
100
80
60
40
20
0
5
4
3
2
1
0
3/01
3/02
3/03

These reforms are proceeding as we intended, in the form of optimized inventories, with a minimal out-of-stock ratio.

□Steadily Increasing Profit-Oriented Management

In our pursuit of an optimal cost-benefit balance, we are also reconfiguring our cost structure. We have undertaken to improve sales promotion expenses to net sales by concentrating our marketing investments on product lines accorded high priority while lowering manufacturing costs. As a result, earnings grew considerably and we achieved our return on equity (ROE) target of 7.0% in the year under review.

□Stable Expansion in Overseas Business—a Key Source of Growth

In our overseas operations, we have solidified our presence through the "Skincare House Shiseido" concept. This strategy has helped grow sales, especially in Asia, while also earning us strong acclaim in the prestigious skincare category in Europe and North America. Also contributing to revenue are new non-SHISEIDO brands. Two of these—*Decléor* in France and *Nars* in the United States—were acquired in May 2000, and *Joico*, another U.S. brand, was acquired in December 2001. Overseas sales accounted for 24.8% of net sales in the year under review, steadily approaching the Company's target of 30%.

In the rapidly expanding Chinese market, we have promoted the *Aupres* counseling cosmetic brand, developed exclusively for that market, since 1994. *Aupres* now has the No. 1 share in 90% of more than 300 Chinese major department stores in which it is sold, a testimony to its widespread acceptance as a "national" brand. We have also targeted the medium-level income bracket, an expanding niche in light of rising economic standards in China, introducing *Za* in 1998, as well as *FITIT*, and other mid-priced brands in 2002. In October 2002, we launched an integrated production system—covering everything from the sourcing of raw materials to manufacturing—at our plant in Shanghai. These initiatives reflect our ongoing targeting of the middle-income market in China.

Four Key Strategies for Structured Recovery

The various actions described above have started to show positive results. In the future, we will continue reaping the rewards of reforms while pursuing a more aggressive management style as we target a complete recovery based on high profitability. The four key strategies to this end are the following.

1 Rejuvenate Cosmetic Chain Stores and Become More Responsive to Structured Retailers

We recognize that chain-store retailers represent an important channel for conveying Shiseido's counseling capabilities. We have begun various sales support initiatives, such as the provision of managerial know-how and financial support in order to revitalize this channel by attaining a high level of distinction and genuine specialization. Similarly, we regard structured retailers as an important sales channel with high potential. For this reason, we have established the Structured Retail Stores Division to provide a strong sales force toward the head offices of retailers and a solid field support system, to underpin major growth in over-the-counter sales in the future.

2 Accelerate Globalization and Consolidate Expansion into the Chinese Market

Another growth engine for the Company is overseas operations, and accordingly we will step up the pace of business globalization. China is a particularly important market, where structural reforms of the economy and industry have sparked hopes of steady and sustained growth in the future. The cosmetics market in that nation, valued at ¥500 billion in the year 2000, is estimated to grow to ¥1.2 trillion by 2010. Over the years, Shiseido has targeted the solidification of its business foundation in China, which was built up by selling through department stores. We will strengthen these attributes, while simultaneously preparing to make inroads in the chain-store sector, with our expertise in the Japanese specialty store business in a strategy to achieve further growth in the future.

3 Manifest Our Comprehensive Strengths through Frameworks and Systems Conducive to "Composite Value" Creation

We will set up flexible frameworks and systems to expedite the creation of "composite value" that transcends business segment lines. Since promulgating our "Global No. 1" strategy in 1996, we have pursued a course of "integration and decentralization," through which we have emphasized the independence of each business and brand. While this strategy has contributed to improved profitability, new walls have begun to appear between our business units. To successfully address market changes and comply with each and every value of our customers, we must break down those walls and create systems allowing the entire Shiseido Group to manifest its comprehensive strengths. Here, we will segment the global market based on customer-needs-oriented domains, creating a new business framework enabling us to take full advantage of synergies derived from our brands, products and services and aim to capture the market. To this end, we recently undertook a major reorganization of our operations, including the rearrangement of our overseas cosmetics business in January 2003 and of our professional (salon) business in April 2003.

4 Reinforce Our Operating Foundation to Achieve a More Robust Earnings Base

In Japan, continuing from the year under review, we will seek to increase revenue by shifting our emphasis to consultation-based sales and working to develop powerful lines and products, while promoting increased efficiency in production and logistics. At the same time, we will aim to accelerate revenue and earnings growth in our overseas business by allocating highly competent managerial resources selectively to our growth markets. Through these efforts, we intend to achieve our objective of sustained increases in earnings and return on equity (ROE) in the years ahead.

As we implement the above key business strategies, we believe that a corporation should seek more than just economic benefits; it must also pursue long-term, harmonious coexistence with society by displaying a more human and socially responsible attitude. Shiseido maintains a corporate commitment of "contributing to society, and sharing in the experience of satisfied customers." Our activities showing our hospitality and dedication to our customers and all stakeholders have resulted in trust, which is the foundation of the corporate brand SHISEIDO.

By fulfilling our missions to shareholders and other stakeholders, we hope to strengthen the SHISEIDO corporate brand and, as a consequence, consistently raise the value of our company. Going forward, we will work hard to make a success of the ongoing structural reforms described earlier. To excel as a 21st-century global corporation, we will strive to sustain improvements in our financial performance and, at the same time, carry forward with the pursuit of social responsibilities.

We look forward to your renewed support and cooperation as we embrace the challenges of the future.

June 27, 2003
Morio Ikeda
President and CEO (Representative Director)

Morio Ikeda

Financial Highlights

	2001	2002	2003	2003
		Millions of yen		*Thousands of U.S. dollars*
For the year:				
Net sales	¥595,152	¥589,962	¥621,250	$5,177,086
Income from operations	32,291	25,572	48,993	480,275
Net income (loss)	(45,092)	(22,768)	24,496	204,133
At year-end:				
Total assets	665,247	664,041	663,403	5,528,361
Shareholders' equity	361,696	345,667	353,466	2,945,555
		Yen		*U.S. dollars*
Per share data:				
Net income (loss)	¥(106.8)	¥(54.6)	¥58.0	$0.48
Cash dividends	16.0	16.0	20.0	0.17

Notes: 1. Net income (loss) per share is calculated on the average number of shares outstanding in each year.
2. U.S. dollar amounts are converted from yen, for convenience only, at the rate of ¥120=US$1.

Net Sales/Overseas Sales Ratio



(Billions of yen)
(%)
800
600
400
200
0
40
30
20
10
0
99
00
01
02
03

Income from Operations/
Operating Profitability



(Billions of yen)
(%)
50
40
30
20
10
0
10
8
6
4
2
0
99
00
01
02
03

Shareholders' Equity/ROE



(Billions of yen)
(%)
500
400
300
200
100
0
10
8
6
4
2
0
-6
-12
99
00
01
02
03

Net Sales by Segment (outer circle)
Income from Operations by Segment (inner circle)



Others
11%
11%
5
4%
Toiletries
91%
78%
Cosmetics

Net Sales by Geographic Area (outer circle)
Income from Operations by Geographic Area (inner circle)



Asia/Oceania
Americas
30%
52%
24%
30%
24%
40%
Europe

Unallocatable costs have not been deducted from figures for income from operations by business and geographic segment.

THE SHISEIDO WAY is a charter of principles guiding the conduct of the Company. The charter identifies our most important stakeholders: customers, business partners, shareholders, employees and society in general. By forging deeper and broader relationships with all five stakeholder groups, we hope to reinforce the SHISEIDO corporate brand and, as a consequence, achieve sustained growth in the value of our company. This initiative is embodied in our "Five Missions," described below.


Improving Corporate Value
Increase earnings
Raise productivity
Unleash potential value
Mission to customers:
Customer satisfaction
Mission to business partners:
Best partnerships
Mission to shareholders:
Good governance
Mission to society:
Social reliability
Mission to employees:
High morale
Corporate Brand Value
Improvement Chain

We at Shiseido fully understand our missions to each stakeholder. We recognize that by fulfilling these missions through our daily business activities, we therefore are able to strengthen the SHISEIDO corporate brand. These activities, in turn, serve to raise customer satisfaction levels and build closer relationships with our business partners. They also help drive sustained earnings growth and improve shareholder value by returning profits to investors, while energizing employees and increasing workplace morale through better support systems. Equally important, our business activities enable us to fulfill our social responsibilities and thus earn reliability. The result? Greater profitability, improved productivity and the full realization of potential value. This is how we at Shiseido view the "value chain" linking corporate brand reinforcement and corporate value improvement.

Mission to Customers

By offering a broad range of products and services, Shiseido delivers value in a variety of ways, thus enhancing the beauty and health of customers throughout the world. This provision of value is directly linked to increased customer satisfaction and brand loyalty. With this in mind, we are shifting the focus of all our value-creation processes—including marketing strategy formulation, brand management, R&D, production and sales—to the sales counter.

Increasing Worldwide Opportunities for Direct Customer Interface and Raising Satisfaction Levels

Excellent Customer Encounter Points: Showrooms and Beauty Centers

Shiseido's showrooms and Beauty Centers provide the ideal forums for transmitting information from the Company to customers, and for gaining valuable feedback from the sales counter. In these ways, we constantly strive to maximize customer contact opportunities and improve customer satisfaction.

In April 2001, we opened a directly managed store in Beijing. In July 2002, we opened *SHISEIDO La Beauté*, also directly managed, in Paris. In addition to displaying and selling cosmetics, the new store provides space for free trials of makeup products, space for counseling and an esthetic room. This store is spearheading our drive to offer beauty-related services directly to global customers.

In January 2003, the Company established the Global Human Solutions Department. The new department will help our overseas Beauty Consultants and sales managers improve their beauty-related knowledge and counseling skills, as well as their ability to effectively communicate Shiseido's true ideals of "omotenashi" (hospitality).

On the domestic front, in September 2002 we reopened SHISEIDO *Cosmetic Garden C*, which provides counseling services using state-of-the-art beauty-related equipment. Located in Tokyo, SHISEIDO *Cosmetic Garden C* now provides space for events pertaining to products and beauty, such as forums in which product development managers participate. In these ways, we are heeding the calls of customers seeking the newest, highly specialized beauty information.

We have also formed a joint business with East Japan Railway Company (JR East), which is targeting improved services for its railway station customers. Since this objective coincides with our desire to expand direct contact with female customers, we decided to launch quick-beauty-service locations within railway stations. Our first operation, a foot-care room called *pied confort*, opened in central Tokyo's Mejiro and Tokyo stations in the autumn of 2002.



Opened in Paris in July 2002, *SHISEIDO La Beauté* is devoted to promoting the SHISEIDO brand image.



Commuters and other people on the move can receive convenient foot-care services at *pied confort*.



Product development managers attend an event at SHISEIDO *Cosmetic Garden C*.

Upgrading Services to *Hanatsubaki Club* Members

Back in 1937, Shiseido set up *Hanatsubaki Club*, a service that delivers regular newsletters, provides gifts of appreciation according to the value of customers' annual purchases and otherwise offers special services for members. Our intention in setting up the service was to promote widespread acceptance of counseling-based cosmetics and upgrade our services to loyal fans of our products. Today, the *Hanatsubaki Club* has more than eight million members, with services expanded to include customers for *FITIT*-brand products, health & beauty foods and pharmaceuticals for the application of gift offering.

Going forward, we will connect our customers and business partners with the Company, providing an online environment conducive to free, two-way communication. Through this network, we will sift through the huge volumes of public information to pinpoint and transmit only that required by each individual customer. In these ways, we hope to satisfy the sophisticated, diversified needs of customers.

Both in Japan and overseas, we will build frameworks aimed at strengthening relationships between customers, retail stores and Shiseido in an endeavor to set up a broad base of "lifelong" customers.

Developing High-Value-Added Products

The term "creative integration" best sums up the shared vision of our R&D teams. This means integrating our domestic and overseas R&D systems with the aim of creating new levels of value. Specifically, we are seeking to integrate knowledge and technologies across a wide spectrum of disciplines.

A noteworthy example of these efforts to integrate multiple disciplines was the development of a new skincare powder that suppresses skin chapping. In 2002, this technology earned Shiseido the top award from the International Federation of Societies of Cosmetic Chemists at Edinburgh. The skincare powder represents the integration of dermatological research and technological development related to inorganic powdered materials. By incorporating elements that improve skin condition into the powder that serves as the basic material for makeup products, we have achieved a major breakthrough—a foundation with skincare benefits.

Based on the new concept of burning neutral body fat, *Inicio Body Creator* body lotion provides a refreshing sensation for the whole body, enhanced by its grapefruit and pepper scents. It has been warmly embraced by those seeking individual bodily expression.

Our leading-edge research into aromacology has also produced a breakthrough. In September 2002, we were the first in the world to discover that scents have the power to alter people's weight sensation. Recognizing the power of scents enables us to develop cosmetics with more beneficial uses. We have already noted the calming and uplifting benefits of scents, as well as their ability to stimulate sympathetic nerves. We have incorporated these findings in such cosmetic lines as *qiora* and *Inicio Body Creator*, in addition to the *ZEN* line of fragrances.

Seeking to further broaden the potential of cosmetics in the future, we are pursuing basic research using state-of-the-art technologies. In the fiscal year under review, we purchased an optical topography system that can make advanced brain function measurements. This system enables us to visualize the positive effects that appropriate makeup and skincare can have on the workings of the brain—not only through smell but also all the other senses. By clarifying how cosmetic products and their application affect brain function, we hope to develop products and services that deliver beauty and health not only through the skin but also in more comprehensive forms.

Mission to Business Partners

The power of a product can only be fully manifested when its image and features are properly conveyed and complemented by appropriate sales techniques at the sales counter. We at Shiseido are committed to supporting and energizing the efforts of our business partners—such as cosmetics chain-store retailers and structured retailers—who together control the "sales counter activities" that are so important to realizing the power of our products. To this end, we will establish a 21st-century-style business framework capable of addressing changing circumstances.

Creating a New Style of Cosmetics Chain Store

In the ongoing structural reforms, we recognize that rejuvenating sales channels must receive top priority. Here, we are focusing on cosmetics chain-store retailers, which have played a key role in Shiseido's strong market position. We are working to rejuvenate our cosmetics chain-store retail customers through a diversity of sales and operational support initiatives.

In Japan, we have finished setting up an impressive information infrastructure by installing "Partner 21" point-of-sale (POS) terminals at the outlets of our chain-store retailers. In the second half of the year under review, we adopted an incentive system based on over-the-counter sales. Through these actions, we are energizing the sales activities at the sales counter of our business partners at all levels, from store development to sales techniques. In addition, we have distributed PDAs, with Shiseido-specific i-mode content installed, to our Beauty Consultants, who operate at the front line of our sales activities. We now have a framework allowing sales-counter-related information to be quickly shared throughout the Company, and we will use this framework to further reinforce our consultation-based sales capabilities.

In April 2003, we set up two hotline networks named the "Shiseido Heartful Line" to ensure that the suggestions of our chain-store retailers are conveyed directly to the top decision makers through faxes or e-mail. One provides direct lines to the president of Shiseido. It enables retailers to communicate their thoughts, from requests about product development, strategies and promotions to suggestions about how we should evolve as a company. The other network links retailers to Shiseido's branch managers, allowing the former to express their opinions and receive advice about marketing and sales counter activities.



Partner 21 over-the-counter POS terminal

Through these lines of communication, we aim to further solidify relationships with business partners and stimulate activities focusing on the sales counter.

Reinforcing Support for Structured Retail Stores by Spotlighting the Sales Counter

Structured retailers, such as drugstores and general merchandisers, are an important growth market for Shiseido. We have already revised the content of our contracts with such retailers to maximize mutual benefits in the form of improved profits and more robust growth. Going forward, we will turn a spotlight on the sales counter of structured retail stores, and implement reforms focusing on the sales counter. In April 2003, the Company established the Domestic Sales Division, Structured Retail Stores, within the Cosmetics Business Division to strengthen our central sales capabilities. We will continue building systems that facilitate the efforts of field staff to enhance our product lineup and promote more attractive store environments, thus strengthening our sales counter support framework.

Mission to Employees

To rally our employees behind our reforms focusing on the sales counter, in the previous fiscal year we adopted a new slogan, " I do. SHISEIDO." While slogans are important, we believe that individual employees, performing to the best of their abilities, will be most instrumental to the success of our reforms. If all employees can approach their tasks with a sense of mission and worth, we can create products and services that satisfy customers, and thus assure the further progress of Shiseido. This applies not only to sales managers and Beauty Consultants but also to all others supporting the front lines of sales.

Motivating Employees

Our Internal Free Agent System is one manifestation of our effort to energize our personnel. Here, employees who satisfy certain conditions are free to move to other departments after passing a screening test. Under our Patent Incentive System, we have removed caps on performance bonuses for employees who particularly excel in developing patentable technologies and systems, in an effort to make them more motivated to develop new breakthroughs.

Shiseido has regularly dispatched its Beauty Consultants overseas since 1962. Through this program, our consultants gain valuable experience at the front line of overseas sales, enabling them to better understand markets and customers worldwide, while broadening their perspectives about beauty-related technologies and fashion sense. At the same time, the program performs an important role in conveying Japanese hospitality and technological excellence to overseas beauty consultants.

"wiwiw," Day-Nursery Centers

To create a society based on total equality between men and women, we are working to provide support allowing male and female workers throughout Japan to remain at work while rearing children.

In September 2001, we launched "wiwiw," our unique Internet-based support system for those taking time off to care for children. The system helps people prepare for their return to the workplace and also supports their childrearing activities. Employees taking care of their children can study business-related courses from their homes or keep abreast of the latest information about the company.

In September 2003, we will open childcare facilities within our places of business. Initially, users of the facilities will be limited to Shiseido Group employees, but we will also seek ways to expand our childrearing support network, including through alliances with other companies.

Mission to Society

We believe that we can only be embraced by society as a corporate citizen if we fulfill our social responsibilities in addition to pursuing our business affairs. For this reason, we regard rigorous adherence to corporate ethics, environmental protection and social contributions as important prerequisites for earning the trust of local communities.

Adherence to Corporate Ethics

Uncompromising adherence to corporate ethics is our responsibility to all stakeholders. To help fulfill this responsibility, in 1997 we formulated THE SHISEIDO WAY, a charter of principles guiding the conduct of the Company, and THE SHISEIDO CODE, a set of specific corporate ethical and behavioral guidelines. Through the Corporate Ethics Committee, we are working to instill ethical values throughout the Shiseido Group. To translate our corporate ideals and principles into concrete action, we have positioned "Code

Leaders" in each of our workplaces. We are also setting up a framework to encourage directors and employees to receive annual training in corporate ethics. These efforts were recognized in the year under review, when the Company received a top award from the Business Ethics Research Center, which monitors and promotes the proactive efforts of private-sector companies in the area of corporate ethics.

Environmental Initiatives

In our quest to create a sustainable, recycling-based society, we pursue a range of proactive environmental activities that extend well beyond legal requirements. Recycling of waste is a central element of this initiative, and we have set a Group-wide goal of achieving "zero emission" targets at all seven domestic cosmetics production facilities by the end of March 2004. In the year under review, the Kakegawa and Itabashi plants reached their targets, bringing the total to six, and the remaining plant is on track to comply by the deadline we have set. Outside Japan, all eight of our overseas production facilities have already obtained the ISO 14001 certification for their environmental management systems.


2002年
環境報告書
SHISEIDO
Environmental Report

To ensure that our stance on environmental protection is shared throughout the Group, we host environment-related conferences overseas. The purpose of the conferences is to promote understanding of the importance of environmental activities throughout our overseas operations—not only among plant workers but also among sales managers. Another objective is to help various overseas operations pursue proactive environmental initiatives tailored to specific regional characteristics. In December 2002, we held the first such forum, entitled the U.S. Environment Management Conference. In the future, we plan to hold conferences in Europe and Asia, ensuring that the environment is firmly ingrained as a key global management priority.

Social Contribution Activities

The Opening of the Listeners' Café

Shiseido has a Web site dedicated to providing comprehensive beauty-related information to the visually impaired, called the Listeners' Café. Originally, we had been offering seasonal beauty information through audio presentations, which have been renewed four times a year since October 2001.

This new site carries these audio presentations, along with added fundamental beauty tips covering such topics as the best ways to apply cosmetics and the right amounts to use (information on Shiseido's social activities can be found at http://www.shiseido.co.jp/social).


資生堂リスナーズカフェ
Listener's Cafe
Listeners' Café
http://www.shiseido.co.jp/listener/

Active Social Contribution

Shiseido has been allocating certain portions of its profits to social contribution, culture and the arts. These initiatives earned official recognition recently, when Shiseido received the Asahi Shimbun Foundation's 2003 Grand Award for Corporate Social Contributions.

Mission to Shareholders

In its ongoing quest for "sustained increases in shareholder value," Shiseido's top management is actively revamping its corporate governance system. We have already completed a number of reforms, such as reinforcement of the monitoring functions of directors and auditors and the establishment of a business execution system. In addition to securing shareholder trust, these actions are crucial to the success of reforms focusing on the sales counter. They also help assure maximum benefits for all stakeholders.

"Total Shareholder Return"

Our policy on shareholder return emphasizes maximizing returns to shareholders through direct means, in addition to generating medium- and long-term share price gains. To this end, we have established a "total shareholder return" indicator, which represents the amount of profits returned to shareholders—the sum of dividends paid and shares bought back by the Company—as a proportion of consolidated net income. We hope to achieve a 60% total shareholder return in the medium term.

Corporate Governance to Maximize Benefits for All Stakeholders

Key reforms undertaken since 2001 include the introduction of a corporate officer system, reducing the term of each officer to one year, and establishment of the Remuneration Committee. These measures are aimed at speeding up decision-making processes and thus enhancing management flexibility, while also clarifying lines of responsibility and authority. The Board of Directors is now small, with only seven members. We also established the Corporate Executive Officer Committee to make decisions for the daily operations of corporate officers. These two pillars upgrade the supervisory functions of the Board of Directors and facilitate the transfer of authority to corporate officers.

Other measures to reinforce corporate governance include the establishment of the Advisory Board (a management advisory committee), consisting of six eminent persons from outside the Company, to improve the soundness and transparency of management. We also created the title of Corporate Policy Governor (CPG), a special position designed to reinforce the consolidated strengths of the Company and horizontally integrate those strengths at the top management level. Shiseido's vice president has been appointed to the CPG position. All of these actions are based on the highest standards of corporate ethics that extend beyond legal requirements and have been implemented with the backing of a strong and dedicated leadership.

Shiseido Directors/Corporate Officers/Auditors As of June 27, 2003

President & CEO
(Representative Director)
Morio Ikeda

Vice President/Corporate Senior Executive Officer
(Representative Director)
Shigeo Shimizu

Corporate Senior Executive Officer (Director)
Tadakatsu Saito

Corporate Executive Officers (Directors)
Kohei Mori
Takeshi Ohori

Corporate Officers (Directors)
Masaaki Komatsu
Shinzo Maeda

Corporate Senior Executive Officer
Osamu Hosokawa

Corporate Executive Officers
Shigeru Akechi
Masami Hamaguchi
Takashi Hibino
Yoshimaru Kumano
Yasutaka Mori
Seiji Nishimori
Keizaburo Suzuki
Michihiro Yamaguchi
Akira Yamauchi

Corporate Officers
Takao Kakizaki
Junichi Tsuboi
Yasuhiko Harada
Toshihide Ikeda
Toshimitsu Kobayashi
Yoshikuni Miyakawa
Toshiro Nagaya
Kiyoshi Nakamura
Tadashi Noguchi
Kazuko Oya
Kazutoshi Satake
Kyoichiro Sato
Takemasa Yamanaka
Yutaka Yamanouchi
Eiji Yano

Senior Corporate Auditor
Kazunari Moriya

Corporate Auditor
Isao Isejima

External Corporate Auditors
Masami Kogayu
Eiko Oya

Shiseido Group Brand Portfolio

Brand Names	Cosmetics Chain Stores	Department Stores	
Clé de Peau Beauté (CPB): The Shiseido Group's top-end cosmetics brand **SHISEIDO:** Mainstay cosmetics and fragrance brand, sold mainly via counseling **CARITA:** Prestige skin-care brand featuring image of top-end Paris beauty salon	clé de peau BEAUTÉ (Clé de Peau Beauté) ●	●	
	SHISEIDO ●	●	
	CARITA PARIS (Carita) ●	●	
Beauté Prestige International (BPI): Designer-brand fragrances from Paris	BEAUTÉ PRESTIGE INTERNATIONAL (BPI) ●	●	
D'ici là: Cosmetics chain-store brand based on the concept of synergistic benefits of healthy skin and healthy mind **Ipsa:** Department-store brand based on the concept of personalized beauty creation recipe **Ayura:** Department-store brand for sophisticated urban women **Ettusais:** Brand targeting young women in their teens and early 20s **Nars:** U.S. makeup artist brand (acquired in May 2000) **Zirh:** U.S. men's skin-care brand (acquired in May 2000) **Decléor:** Skin-care brand based on aromatherapeutical principles from France (acquired in May 2000)	d'ici là (D'ici là) Japan and Asia ●	IPSA (Ipsa) Japan and Asia ●	
	AYURA (Ayura) Japan and Asia; ZIRH (Zirh) Globally, except Japan; NARS (Nars) ●	DECLÉOR PARIS (Decléor) ●	
		ettusais (Ettusais) Japan and Asia ●	
FITIT: Cosmetics brand targeting the self-selection market **Za:** Strategic brand aimed at the self-selection cosmetics markets in Asia **Kesho-wakusei:** Brand available exclusively in convenience stores	SHISEIDO FITIT (Shiseido FITIT) Japan, Asia and the Americas ●	●	
	Za NEW YORK (Za) Asia and the Americas ●	●	
FT Shiseido: Toiletries brand based on the concept of comfortable living environments			

Note: GMS's: General merchandise stores
CVS's: Convenience stores
SMs: Supermarkets

• Sales regions are indicated beneath brand names. Brands for which sales regions are not indicated are sold globally.

GMS's	Drugstores	Variety Stores	CVS's	SMs
●	●	●		
●		●		
●	●	●	●	●
			●	
●	●	●	●	
●	●	●	●	●

(Global lines: The Skincare, The Makeup, BOP, Benefiance, etc.)
(Regional lines for Japan and Asia: Elixir, UV White, Proudia, Pieds Nus, Revital, etc.)
(China exclusive brand: Aupres)

化粧惑星 (Kesho-wakusei)
Japan only

SHISEIDO FINE TOILETRY (FT Shiseido)
Japan and Asia

Elixir (SHISEIDO)

Clé de Peau Beauté

Pieds Nus (SHISEIDO)

Aupres (SHISEIDO, China only)

Ayura

Ipsa

Ettusais

Asplir (FITIT)

Tessera (FT Shiseido)

Strategic Actions for Global Market Responsiveness

To achieve dramatic progress as a truly global 21st-century company, Shiseido must create diverse forms of value by providing a variety of products and services to customers worldwide.

The Shiseido Group has embraced the concept of market "domains" that traverse conventional boundaries between nations and businesses. We are working to set up an organization that can create new levels of value and expand our presence in each domain.


Revital Neck Zone Essence, a beauty lotion specifically for the neck region.


Ag+ is an antiperspirant spray that combines the powerful bacteria-killing effects of silver with an effective deodorant function.

■ Cosmetics ■

Domestic Cosmetics Business

In our domestic cosmetics business, we are working to identify how customers' purchasing patterns are changing with the times and to develop products that best suit the attributes of each sales channel. We are also pursuing integrated marketing strategies that incorporate general sales and specific over-the-counter activities. Our ultimate aim in these endeavors is to provide a high level of cosmetics value in a way that benefits the beauty-related desires of individual customers.

Reinforcing Our Ability to Create Value

In April 2002, we launched *Inicio Body Creator*, a body lotion based on the new concept of burning neutral body fat. The product's innovative approach to aromas, which includes grapefruit and pepper scents, won wide recognition in the market and became a major hit with more than 1.5 million units sold in domestic retail stores.

In January 2003, we unveiled *Revital Neck Zone Essence*, a beauty lotion specifically for the neck region that resulted from our research into the specific physiology of the skin around the neck. This product enjoyed overwhelming demand as the market embraced its innovative ability to alleviate neck muscle strain.

Another highlight has been the performance of Shiseido's original *Ag+*, a silver-based deodorant spray with powerful bacteria-killing effects. Introduced in February 2001, *Ag+* has since attracted widespread support from both men and women and looks set to change the trend of the deodorant market in Japan.

Going forward, Shiseido will actively develop innovative products such as those just described in our quest to help individual customers achieve their desire for beauty.

Better Brand Management

Consistent with marketing reforms currently undertaken, we are making a focused effort to cultivate "power brands." Here, we develop and promote brands while taking into full account the specific characteristics of the retail channels through which the products are sold. Always committed to meeting customer needs, we are working to create strong brands that will attract long-lasting loyalty.

For cosmetics chain stores, we are reinforcing *Bénéfique* and other lines created exclusively for that retail format. We are also helping raise the appeal of each store in a number of ways. For example, we are installing in-store beauty equipment, such as *Skin Visiom II*, while honing the skills of chain-store salespeople through educational seminars aimed at improving their counseling capabilities.

For drugstores and general merchandisers, we are introducing new products with innovative features. Here, we sell a number of leading brands, such as *Elixir*, *Proudia* and *Pieds Nus*, as well as the *FITIT* brands, including *Whitia* and *Asplir*. To help these retailers, we undertake large-scale promotions, including concentrated advertising campaigns and attractive onsite merchandising, with the intention of maximizing opportunities for direct customer contact.

For global brands and lines, such as *Clé de Peau Beauté* and *SHISEIDO The Skincare*, we are unifying domestic and overseas marketing to best portray the high quality and prestige of our offerings, and thus garner the support of customers worldwide.



Sold exclusively in cosmetics chain stores, the *Bénéfique Renew* line features an anti-aging function that suppresses changes occurring in the skin as people get older.

Overseas Cosmetics Business

In our overseas cosmetics business, we place ongoing emphasis on Shiseido's three fundamental priorities: high quality, high image and high service. By expanding our base of loyal customers, we hope to achieve sustained growth in overseas markets.

The high quality of our product was reflected in the overwhelming response to *SHISEIDO Future Solution Total Revitalizing Cream*, launched in November 2002. Developed for those seeking to preserve the beauty of their skin, this highly functional cream works to slow the skin's aging process, such as dryness, lines and sags. Two other lines, *SHISEIDO The Skincare* and *SHISEIDO The Makeup*, have also started to steadily penetrate the market.

In July 2002, we took a major step to boost our brand image on a global level. Specifically, we opened *SHISEIDO La Beauté* in Paris, the world's capital of cosmetics culture, to promote the SHISEIDO brand image. In the area of service, we are upgrading educational programs for our highly skilled Beauty Consultants, to help them further improve their counseling capabilities.

We will continue to undertake meticulous, brand-specific marketing activities that best reflect the characteristics of the markets in each country. At the same time, reforms focusing on the sales counter of each and every store will be pursued overseas as well.

Targeting the middle and mass markets, we are placing particular emphasis on the rapidly expanding markets in Asia. Major successes include *Pure Mild China*, a line of cosmetics created specifically for the Chinese market. This line was introduced in August 2000. We are also promoting market acceptance of the *FITIT* brand; sales and retail outlets handling this brand have grown significantly as a result. The *Za* brand has also entered a new growth phase, boosted by a renewal of products, sales counter design and promotions. In these ways, we are steadily building a business foundation to serve the middle and mass markets in Asia, especially in China.



SHISEIDO Future Solution Total Revitalizing Cream
Development of this highly functional cream stemmed from the fruits of our dermatological research into the prevention of aging. It symbolizes the success of our efforts to incorporate the common desire for beauty, held by customers worldwide, into the global SHISEIDO brand, and was made possible by our R&D and technological capabilities. The new cream has been launched in about 70 countries.


Perfect Whip
Perfect Gel
Perfect Oil

Sengan Senka is a fine-foam face cleanser featuring high resilience.

■ Toiletries ■

The toiletries market was characterized by an influx of foreign-owned manufacturers and intensified price competition. We responded through marketing efforts focusing on customers and the sales counter in a bid to establish a rock-solid business foundation.

In September 2002, we revamped the mainstay *Super Mild* line, and in February 2003 we unveiled *Sengan Senka*, a series of fine-foam face cleansers. In these ways, we strengthened our target niches with highly functional and competitive products. To nurture our brands over the long term, we are further upgrading our retail presence and promoting more sampling-based activities.

Overseas, we are targeting renewed growth by expanding our profile in South Korea and Taiwan, where we have been active since 2000. We are also preparing to launch our toiletries products in China.

To assure the profitability of our business, we have been seeking to enhance cost efficiency by focusing our resources on mainstay areas, while pursuing ongoing cost-reduction efforts covering our entire business.


SEA BREEZE
SUPER COOL
SCRUB
GEL
Body Shampoo

Since its launch in the United States in 1902, the *Sea Breeze* hair-care and body-care brand has earned a loyal following throughout the world.


SUPER MILD

The mainstay hair and body care brand *Super Mild* line has been revamped based on the concept of harmony between humans and the environment.

■ Health & Beauty Foods ■

We continued developing foods and dietary supplements designed to enhance people's health and beauty. Specifically, we augmented and upgraded the core *Collagen EX* line of beauty-related foods. We also launched *Gymrind Body Creator*, which has the same ingredients as the *Gymrind Neo II* diet supplement, plus vegetable extracts. We anticipate that the synergistic benefits of this new product and *Inicio Body Creator* (in the cosmetics segment) will help stimulate further market growth.


Gymrind
Gymrind

Gymrind Body Creator

■ Beauty Salons ■

Amid a fiercely competitive operating environment in the domestic salon market, Shiseido directed all of its efforts toward expanding revenue and restoring profitability. We focused particular attention on the market for hair-coloring products, which has posted solid and sustained growth. In this market, we continued to strengthen our technology-based products, including the hair-coloring and hair-perm lines, which promise to play a key role in next-generation salons. Specifically, we focused on nurturing the *Recipist, DeAGE, Crystallizing* and *CPU* lines. We also reinforced our earnings structure through concentrated investments in marketing.

In overseas beauty salon markets, there is a growing trend among salons to provide more comprehensive beauty services. Many operators, for example, are installing esthetic and spa facilities within their salons. Recognizing the new business opportunities that will emerge from this trend, Shiseido is reinforcing its efforts to cultivate new and existing lines into globally recognized brands. At the same time, we will demonstrate our Group-wide strengths in our endeavor to command a major presence in the market for comprehensive beauty solutions.

In April 2003, we established the Professional Business Division, combining previously independent activities—domestic salon, overseas salon, esthetic and spa businesses—into one integrated unit. The new division aims to capture the market by working closely with Shiseido Beauty Company Ltd. and GENIC Corporation in Japan, as well as Zotos International, Inc., a U.S.-based subsidiary, and Decléor and Carita International S.A. in France to manifest our comprehensive strength as well as foster existing and newly introduced brands into global brands.

Recipist FG, a bright hair-coloring line for people with graying hair, is designed to make skin look more beautiful.


WHISIS
ホワイシス
LC EX

Whisis LC EX is an oral medication containing L-Cysteine and 1,200 milligrams of vitamin C. It works to suppress the effects of melanin, which causes spots.

■ Pharmaceuticals ■

In the over-the-counter pharmaceuticals category, *Ferzea*, a treatment for corns, and *Whisis*, a spot and freckles-reduction treatment, both generated increased sales. In the medical-use pharmaceuticals category, sales of *Hyalos*, an intreaticular injection for osteoarthritis and frozen shoulder, grew strongly. In both categories, we will continue concentrating managerial resources on mainstay brands and reinforcing our consultation-based sales capabilities.

■ Fine Chemicals ■

Shiseido's fine chemicals business evolved when the Company applied its accumulated cosmetics-related R&D strength to the development of chromatography products and materials. In the chromatography category, we sell products specifically for the medical and environmental protection markets. We will continue to penetrate these markets with *NANOSPACE SI-2*, a microscopic component analysis instrument, and *CAPCELL PAK*, a column chromatography analytical substance. In the materials category, we will target higher revenue by expanding functional applications for biohyaluronic acid and other cosmetics raw materials.

Global Network

(As of March 31, 2003) Japan(●) Americas(◆) Europe(○) Asia/Oceania(❑)

Cosmetics

■Manufacturing: 9/13 facilities
●Shiseido Co., Ltd.
•Kamakura
•Kakegawa
●Osaka Shiseido Co., Ltd.
(Osaka and Maizuru): 2
●Shiseido Kako Co., Ltd.
●Shiseido Beautech Co., Ltd.
●ETWAS Co., Ltd.
●Haramachi Paper Co., Ltd.
◆Shiseido America, Inc.
(Oakland and East Windsor): 2
◆Davlyn Industries, Inc.
○Shiseido International France S.A.S.
(Gian and Val de Loire): 2
■Manufacturing and Sales: 6
●IPSA Co., Ltd.
○Laboratoires Decléor S.A.
❑Taiwan Shiseido Co., Ltd.
(Chung-Li and Shin-Tsu)
❑Shiseido Liyuan
Cosmetics Co., Ltd.
❑Shanghai Zotos Citic
Cosmetics Co., Ltd.
❑Shiseido (N.Z.) Ltd.
■Sales and Other: 53
●Shiseido Sales Co., Ltd.
●Shiseido FITIT Co., Ltd.
●Shiseido Asia Pacific Co., Ltd.
●d'ici là Co., Ltd.
●Ettusais Co., Ltd.
●Ayura Laboratories Inc.
●InterAct Co., Ltd.
●Beauté Prestige International Co., Ltd.
(Japan)
●Shiseido International Inc.
●AXE Co., Ltd.
●Orbit, Inc.
●KINARI Inc.
●Beauty Technology Co., Ltd.
●Tai shi Trading Co., Ltd.
●Fullcast Co., Ltd.
◆Shiseido International Corporation
◆Shiseido Cosmetics (America) Ltd.
◆Shiseido of Hawaii, Inc.
◆Shiseido (Canada) Inc.
◆Shiseido do Brasil Ltda.
◆Decléor U.S.A., Inc.
◆NARS Cosmetics, Inc.
◆Zirh International Corp.
◆Shiseido Investment US, Inc.
◆Beauté Prestige International, Inc.
(Miami)
○Shiseido Europe S.A.
○Shiseido Cosmetici (Italia) S.p.A.
○Shiseido Deutschland GmbH
○Shiseido France S.A.
○Shiseido United Kingdom Co., Ltd.
○Shiseido España S.A.
○Beauté Prestige International S.A.
○Beauté Prestige International S.p.A.
○Beauté Prestige International S.A.
(Spain)
○Beauté Prestige International
GmbH (Germany)
○Beauté Prestige International, Inc.
(Austria)
○Les Salons du Palais Royal Shiseido S.A.
○Carita S.A.
○Carita International S.A.
○FIPAL S.A.
○SMB. S.A.S.
○Nom de Code S.A.
❑Shiseido Dah Chong Hong Cosmetics Ltd.
❑Shiseido Dah Chong Hong
(Guangzhou) Cosmetics Ltd.
❑Beijing Huazhiyou Cosmetics Sales Center
❑FLELIS International Inc.
❑Shiseido Korea Co., Ltd.
❑Shiseido Singapore Co., (Pte.) Ltd.
❑Shiseido Thailand Co., Ltd.
❑SAHA Asia-Pacific Co., Ltd.
❑Shiseido (Australia) Pty., Ltd.
❑S&D Comestics Co., Ltd.
❑Shiseido China Research Center Co., Ltd.

Toiletries

■Manufacturing: 1/1 facility
●Mieux Products Co., Ltd.
■Manufacturing and Sales: 1
●FT Shiseido Co., Ltd.
■Sales and Other: 3
●Amenity Goods Co., Ltd.
●PRIER Co., Ltd.
❑Taiwan FTS Co., Ltd.

Others

■Manufacturing and Sales: 1
◆Zotos International, Inc.
■Sales and Other: 23
●Shiseido Beauty Salon Co., Ltd.
●Shiseido Beauty Company, Ltd.
●GENIC Corporation
●Hair Color Plaza Co., Ltd.
●Shiseido Parlour Co., Ltd.
●Shiseido Beauty Foods Co., Ltd.
●The Ginza Co., Ltd.
●Shiseido Shoppers Club Co., Ltd.
●Shiseido Pharmaceutical Co., Ltd.
●Shiseido Irica Technology Inc.
●Shiseido Logistics Company Ltd.
●Shiseido Real Estate Development Co., Ltd.
●Shiseido Information Network Co., Ltd.
●Shiseido City Co., Ltd.
●Shiseido Astek Co., Ltd.
●Kyuryudo Art-Publishing Co., Ltd.
●Shiseido Lease Co., Ltd.
●Shiseido Investment Co., Ltd.
●Phisphere Inc.
◆Piidea Canada, Ltd.
○Joico Holding B. V.
○Joico Laboratories Europe B. V.
❑PT. Prana Dewata Ubud

Note: On April 1, 2003, Osaka Shiseido Co., Ltd., and Shiseido Kako Co., Ltd., merged with the parent company, and thus no longer exist.



Japan
Production facilities: 10
R&D facilities: 5
Europe
Production facilities: 3
R&D facilities: 3
International sales activities in 45 countries
Americas
Production facilities: 3
R&D facilities: 4
International sales activities in 10 countries
Asia/Oceania
Production facilities: 5
R&D facilities: 1
International sales activities in 17 countries

Six-Year Summary

	1998	1999	2000	2001	2002	2003	2003
	Millions of yen						Thousands of U.S. dollars
For the Year:							
Net sales	¥620,910	¥604,295	¥596,643	¥595,152	¥589,962	¥621,250	$5,177,086
Cost of sales	208,763	203,380	196,760	202,510	200,194	212,963	1,774,698
Selling, general and administrative expenses	374,034	365,553	361,887	360,351	364,196	359,294	2,994,113
Income from operations	38,113	35,362	37,996	32,291	25,572	48,993	408,275
Net income (loss)	16,868	10,332	15,294	(45,092)	(22,768)	24,496	204,133
At Year-End:							
Total current assets	¥340,500	¥314,283	¥323,305	¥319,075	¥304,832	¥305,850	$2,548,754
Total assets	626,429	613,970	657,425	665,247	664,041	663,403	5,528,361
Total current liabilities	149,643	143,162	188,415	162,314	157,545	184,171	1,534,758
Short-term bank loans (incl. bonds redeemable within 1 year)	6,361	6,056	34,123	16,642	25,685	55,117	457,312
Long-term debt	28,102	30,138	6,021	50,544	72,485	44,291	369,092
Shareholders' equity	413,794	408,839	431,721	361,696	345,667	353,466	2,945,555
Per Share Data (in yen and U.S. dollars):							
Net income (loss)	¥40.1	¥24.5	¥36.7	¥(106.8)	¥(54.6)	¥58.0	$0.48
Cash dividends	13.25	14.0	16.0	16.0	16.0	20.0	0.17
Weighted average number of shares outstanding during the period (in thousands)	420,181	420,877	416,752	422,097	416,708	419,580	
Key Financial Ratios:							
Operating profitability (%)	6.1	5.9	6.4	5.4	4.3	7.9	
Return on sales (%)	2.7	1.7	2.6	(7.6)	(3.9)	3.9	
Return on assets (%)	2.7	1.7	2.4	(6.8)	(3.4)	3.7	
Return on equity (%)	4.2	2.5	3.6	(11.4)	(6.4)	7.0	
Equity ratio (%)	66.1	66.6	65.7	54.4	52.1	55.3	
Current ratio (times)	2.28	2.20	1.72	1.97	1.93	1.66	
Debt/equity ratio (times)	0.08	0.09	0.09	0.19	0.28	0.28	
Payout ratio (%)	34.9	45.1	38.8	—	—	77.8	

Note: U.S. dollar amounts are converted from yen, for convenience only, at the rate of ¥120=US$1.
Return on assets = Net income (loss) / Total assets (Yearly average) x 100
Payout ratio is calculated by nonconsolidated figures.

Net Income (Loss)/Return on Sales


(Billions of yen)
(%)
30
20
10
0
–45
4.5
3.0
1.5
0.0
–8.0
1999 2000 2001 2002 2003
Net Income (Loss)
Return on Sales

Total Assets/ROA


(Billions of yen)
(%)
800
600
400
200
0
8
6
4
2
0
1999 2000 2001 2002 2003
Total Assets
ROA

Note:
Return on assets* = (Income from operations + Interest and dividend income) / Total assets (Yearly average) X100

Depreciation/Capital Investment


(Billions of yen)
40
30
20
10
0
1999 2000 2001 2002 2003
Depreciation
Capital Investment

Management's Discussion and Analysis

Revenue and Earnings

In the fiscal year ended March 31, 2003, Shiseido Company, Limited, and its 96 consolidated subsidiaries reported a net sales increase of 5.3%.

Domestic sales rose 2.1% owing to solid performances by the Company's cosmetics and toiletries divisions, both of which completed adjustments of distribution inventories. Overseas sales jumped 16.5% in yen terms and 10.6% on a local currency basis.

The cost of sales to net sales ratio climbed 0.3% point. This stemmed from a number of factors, such as a change in accounting standards in the United States that led to an increased cost of sales ratio. This has partly offset our efforts to reduce manufacturing costs such as integration of the back-office operations of the Company's cosmetics manufacturing plants in Japan in the second half, as well as partial overseas outsourcing of toiletries materials procurement.

The ratio of selling, general and administrative (SG&A) expenses to net sales improved 3.9% points. This was attributable to more efficient advertising and selling spending due to concentration of marketing on core product lines. As a result, income from operations increased nearly twofold.

Despite a write-down of financial assets associated with depressed stock markets, the Company reported a major return to profitability, with consolidated net income of ¥24.5 billion.

Selling, General and Administrative Expenses/ Selling, General and Administrative Expenses to Net Sales


(Billions of yen)
(%)
400
300
200
100
0
80
60
40
20
0
1999
2000
2001
2002
2003

	1999	2000	2001	2002	2003
Selling, General and Administrative Expenses	¥366	¥362	¥360	¥364	¥359
Selling, General and Administrative Expenses to Net Sales	60.5%	60.7%	60.6%	61.7%	57.8%

The figures for net sales, income from operations, and net income were all record-high amounts. The Company also achieved its return on equity (ROE) target of 7%.

Performance by Business Segment

Cosmetics: Domestic sales of cosmetics rose 2.1%. In the year under review, the Company continued working to rejuvenate its domestic cosmetics business, which has been the center of structural reforms. To this end, we concentrated on core product lines and actively promoted consultation-based sales targeting individual stores.

At the prestige end of the market, centering on counseling, sales of skincare products exceeded the preceding year's

Net Sales by Segment


(Billions of yen)
800
600
400
200
0
1999
2000
2001
2002
2003

	1999	2000	2001	2002	2003
Cosmetics	444	441	454	460	482
Toiletries	99	92	76	64	69
Others	61	64	65	66	70
Total	¥604	¥597	¥595	¥590	¥621

Operating Profitability by Category Segment


(%)
12
8
4
0
-8
1999
2000
2001
2002
2003

	1999	2000	2001	2002	2003
Cosmetics	10.2%	10.4%	9.0%	8.6%	11.5%
Toiletries	2.6	4.0	1.5	(7.0)	4.0
Others	(0.7)	1.0	2.0	2.6	2.5

level. We also scored a number of market "hits" with such products as Inicio Body Creator, an innovative body lotion.

In the "middle" market, centering on self-selection products, sales of both skincare and makeup lines were strong, while Ag+, a deodorant spray containing silver, became entrenched as a mainstay product. As a result, over-the-counter sales of cosmetics in Japan reached the previous year's level. The combination of healthy over-the-counter sales and completion of inventory adjustments by the sales subsidiary enabled the Company to increase sales of cosmetics in Japan.

Overseas sales of cosmetics were up 6.5% in local currency terms. Yen-based sales surged 12.6% with the help of the yen's depreciation. Mainstay skincare lines steadily expanded their share of overseas markets, while non-Shiseido-brands, such as fragrances of Beauté Prestige International S.A. and the Nars brand, also performed well.

Income from cosmetics operations jumped 40.6% thanks to increased domestic sales, lower manufacturing costs and greater efficiency of SG&A spending.

Toiletries: Sales of toiletries surged 8.2%. Unit prices continued to fall due to the ongoing severity of domestic market conditions. In response, the Company concentrated on key categories and brands in an effort to expand over-the-counter sales at retail stores. We also completed distribution inventory adjustments initiated in the previous fiscal year. These factors together helped increase sales of toiletries.

Income from toiletries operations amounted to ¥2.8 billion, marking a return to profitability for this segment. This recovery in earnings stemmed from increased sales, as well as reduced fixed costs associated with production and distribution.

Others: Domestic sales of other businesses declined 5.8%. Within this segment, sales of beauty salon products and health & beauty foods were down, as was revenue from our fashion goods and boutique businesses. Our beauty salon business suffered from a generally depressed market, in which sales of hair-coloring agents languished.

Overseas sales in this segment soared 47.2%. The performance of Zotos International Inc., a U.S. subsidiary, that accounts for practically all overseas sales in this segment, was affected by economic recession in the United States and a reorganization of wholesale distributors in the sector. However, the addition of the Joico brand, acquired in December 2001, provided a significant boost to sales in local-currency terms.

Income from other operations remained practically unchanged, owing to efforts to maintain profitability in the face of depressed domestic revenue.

Performance by Geographic Segment

In Japan, both revenue and earnings from our cosmetics and toiletries businesses increased.

Overseas sales were affected by slowdowns in the U.S. and European economies, as well as restrictions of imports into China. Nevertheless, sales in each overseas region registered double-digit growth, thanks in part to the yen's depreciation. Corresponding to the expansion of its overseas business, the Company continued investing aggressively overseas, but the increase in revenue more than compensated for such expenditures. The Company's operations in the Americas returned to profitability, and income from operations in Europe and Asia-Pacific also grew steadily.

Overseas Sales by Geographic Area


(Billions of yen)
160
120
80
40
0
1999
2000
2001
2002
2003

	1999	2000	2001	2002	2003
Americas	28	25	34	42	47
Europe	43	36	38	51	62
Asia/Oceania	23	26	34	39	46
Total	¥94	¥87	¥106	¥132	¥154

Financial Position

At March 31, 2003, Shiseido's current assets were ¥1.0 billion less than the previous year-end figure. Short-term investments in securities increase ¥11.9 billion due to greater reserves of cash and cash equivalents in line with our improved performance. Despite this rise, progressive structural reforms led to a ¥5.2 billion decline in notes and accounts receivable and a ¥4.0 billion fall in inventory. The inventory turnover ratio improved to 9.1 times from 7.3 times.

Investments and other assets rose ¥3.2 billion, largely due to new investments, which overcame valuation losses on securities and other investments.

Current liabilities rose ¥26.6 billion. Despite a ¥9.6 billion fall in notes and accounts payable, accrued income taxes increased ¥8.1 billion owing to the Company's improved performance. Meanwhile, the current portion of long-term debt jumped ¥32.4 billion as the Company's first unsecured straight bond issue became due within one year.

Long-term liabilities fell ¥34.0 billion, mainly because a large portion of long-term debt—the first unsecured straight bond issue—became due within one year, as described earlier. Another factor was a ¥4.0 billion decline in the reserve for employees' retirement benefits.

Shiseido Co., Ltd. and its affiliates undertake fund-raising as necessary, usually in the form of bond issues and loans from financial institutions. To facilitate fund-raising in global capital markets, the Company has obtained credit ratings from Moody's Investors Service (Moody's) and Standard & Poor's (S&P). The short-long-term ratings, as of May 31, 2003, were A1/P-1 for Moody's and A/A-1 for S&P.

Total Assets Turnover / Inventories Turnover

Total assets turnover (Times) / Inventories turnover (Times)

	1999	2000	2001	2002	2003
Total Assets Turnover	0.97	0.94	0.90	0.89	0.94
Inventories Turnover	8.81	8.33	7.06	7.30	9.09

Interest Coverage


(Times)
120
90
60
30
0
1999
2000
2001
2002
2003

	1999	2000	2001	2002	2003
Interest Coverage	104.48	107.18	29.91	12.9	19.6


Shareholders' Equity / Equity Ratio
(Billions of yen)
(%)
600
450
300
150
0
80
60
40
20
0
1999
2000
2001
2002
2003

	1999	2000	2001	2002	2003
Shareholders' Equity	¥409	¥432	¥362	¥346	¥354
Equity Ratio	66.6%	65.7%	54.4%	52.1%	53.3%

Total shareholders' equity increased ¥7.8 billion despite considerable outlays to return profits to shareholders, including ¥7.6 billion in payments of cash dividends and ¥6.7 in acquisition of treasury stock .

Cash Flows

Cash flows from operating activities amounted to ¥66.8 billion, owing mainly to ¥37.1 billion in income before taxes and ¥27.2 billion in depreciation.

Cash flows from investing activities totaled ¥44.0 billion. In addition to regular capital investments for the repair and upgrading of existing facilities, factors pushing cash flows down included ¥16.5 billion in net acquisition of investments in securities.

Cash flows from financing activities were ¥12.2 billion,

Cash Flows from Operating Activities


(Billions of yen)
80
60
40
20
0
1999
2000
2001
2002
2003

	1999	2000	2001	2002	2003
Cash Flows from Operating Activities	¥41.2	¥34.3	¥0.5	¥36.5	¥66.8

due largely to the payment of cash dividends and the acquisition of treasury stock.

As a result, cash and cash equivalents at the end of the year amounted to ¥101.1 billion, or ¥10.8 billion higher than the previous year-end figure.

Research and Development

The Shiseido Group pursues R&D in cooperation with research entities in Japan and overseas. The Group's R&D activities are domestically concentrated at six research centers within two research complexes in Yokohama, Kanagawa Prefecture, as well as at two research facilities in Tokyo. In April 2002, Shiseido China Research Center Co., Ltd., commenced full-scale operation in Beijing, China, and began research into herbal and Chinese medicines.

In the fiscal year under review, the Shiseido Group's R&D expenditures amounted to ¥17.3 billion. This figure includes ¥9.3 billion for the cosmetics business, ¥1.0 billion for the toiletries business and ¥1.9 billion for other businesses as well as ¥5.1 billion for basic research, which cannot be allocated to specific business categories.

R & D Expenses
R & D Expenses to Net Sales


(Billions of yen)
(%)
20
15
10
5
0
4
3
2
1
0
1999
2000
2001
2002
2003

	1999	2000	2001	2002	2003
R & D Expenses	¥15.7	¥15.5	¥16.8	¥17.0	¥17.3
R & D Expenses to Net Sales	2.6%	2.6%	2.8%	2.9%	2.8%

Outlook

In the fiscal year ending March 31, 2004, Shiseido projects that its focus on the sales counter will increasingly assist its domestic cosmetics business. We expect to reap the benefits of reforms, including improved over-the-counter sales and streamlined production and logistical systems. In the year ahead, we will continue working to reorganize our cost structure and enhance overall spending efficiency. The Company also forecasts growth in overseas sales, especially in Asia. However, considerable expenses will be incurred as the Company centralizes its operations in the new Shiodome building. We also expect pension-related costs to increase.

Based on this environment, for the year, the Company forecasts a 3% gain in consolidated net sales to ¥640.0 billion (¥495.0 billion for cosmetics, ¥72.0 billion for toiletries and ¥73.0 billion for others). We expect income from operations to remain unchanged, at ¥49.0 billion, and we project net income of ¥25.0 billion. We plan to declare interim and year-end cash dividends of ¥11.00 per share each, for total annual dividends of ¥22.00 per share.

In the current fiscal year, we expect real domestic GDP to grow less than 0.5%. Based on the Ministry of Economy, Trade and Industry's statistics for cosmetics shipments, we estimate that demand for cosmetics products will move sideways or dip slightly below previous-year levels. Our forecasts are based on exchange rates of ¥115 per U.S. dollar, ¥120 per euro and ¥14 per Chinese yuan.

In this annual report, statements other than historical facts are forward-looking statements that reflect the Company's plans and expectations. These forward-looking statements involve risks, uncertainties and other factors that may cause actual results and achievements to differ from those anticipated in these statements.

Consolidated Financial Statements

Consolidated Balance Sheets

Shiseido Company, Limited, and Subsidiaries—March 31, 2002 and 2003

	2002	2003	2003
	Millions of yen		Thousands of U.S. dollars (Note 1. (1))
Assets			
Current Assets:			
Cash and time deposits	¥ 35,049	¥ 35,679	$ 297,326
Short-term investments in securities (Note 3)	55,365	67,311	560,926
Notes and accounts receivable:			
Trade	108,525	103,335	861,124
Unconsolidated subsidiaries and affiliates	184	60	501
	108,709	103,395	861,625
Less: Allowance for doubtful accounts	(1,289)	(1,147)	(9,558)
	107,420	102,248	852,067
Inventories (Note 4)	70,341	66,360	553,001
Deferred tax assets (Note 8)	25,398	26,401	220,010
Other current assets	11,259	7,851	65,424
Total current assets	304,832	305,850	2,548,754
Investments and Advances:			
Investments in securities (Note 3)	38,398	45,709	380,911
Investments in and advances to unconsolidated subsidiaries and affiliates	4,379	2,361	19,676
Other investments	23,667	21,606	180,047
Total investments and advances	66,444	69,676	580,634
Property, Plant and Equipment, at Cost:			
Buildings and structures	173,714	176,466	1,470,553
Machinery and equipment	166,416	175,256	1,460,468
	340,130	351,722	2,931,021
Less: Accumulated depreciation	(229,429)	(243,762)	(2,031,350)
	110,701	107,960	899,671
Land	63,162	62,439	520,323
Construction in progress	4,123	1,256	10,465
Total property, plant and equipment	177,986	171,655	1,430,459
Intangible Assets and Deferred Charges (Note 5)	69,507	69,530	579,414
Difference between Investment Costs and Equity in Net Assets Acquired	857	1,960	16,332
Deferred Tax Assets (Note 8)	44,415	44,732	372,768
	¥664,041	¥663,403	$5,528,361

The accompanying notes are an integral part of the statements.

	2002	2003	2003
	Millions of yen		Thousands of U.S. dollars (Note 1. (1))
Liabilities and Shareholders' Equity			
Current Liabilities:			
Short-term bank loans	¥ 19,199	¥ 16,269	$ 135,576
Current portion of long-term debt (Note 6)	6,486	38,848	323,736
Notes and accounts payable:			
Trade	48,840	47,242	393,687
Unconsolidated subsidiaries and affiliates	1,413	1,288	10,730
Other	47,363	39,447	328,729
	97,616	87,977	733,146
Accrued income taxes	1,990	10,074	83,949
Accrued expenses	20,769	18,066	150,550
Deferred tax liabilities (Note 8)	188	149	1,245
Other current liabilities	11,297	12,788	106,556
Total current liabilities	157,545	184,171	1,534,758
Long-Term Liabilities:			
Long-term debt (Note 6)	72,485	44,291	369,092
Accrued retirement benefits (Note 7)	67,285	63,294	527,450
Deferred tax liabilities (Note 8)	4,899	2,740	22,837
Other long-term liabilities	3,879	4,179	34,819
Total long-term liabilities	148,548	114,504	954,198
Minority Interests in Consolidated Subsidiaries	12,281	11,262	93,850
Contingent Liabilities (Note 9)			
Shareholders' Equity:			
Common stock;			
Authorized: 784,561,000 shares at March 31, 2002 and 2003			
Issued: 424,562,353 shares at March 31, 2002 and 2003	64,507	64,507	537,556
Additional paid-in capital	70,258	70,258	585,484
Retained earnings	225,800	242,463	2,020,522
Unrealized losses on available-for-sale securities, net of tax	(1,755)	(2,504)	(20,866)
Adjustments on foreign currency statement translation	(10,512)	(11,926)	(99,378)
	348,298	362,798	3,023,318
Less: Treasury stock, at cost	(2,631)	(9,332)	(77,763)
Total shareholders' equity	345,667	353,466	2,945,555
	¥664,041	¥663,403	$5,528,361

Consolidated Statements of Income

Shiseido Company, Limited, and Subsidiaries—For the years ended March 31, 2001, 2002 and 2003

	2001	2002	2003	2003
		Millions of yen		Thousands of U.S. dollars (Note 1. (1))
Net Sales	¥595,152	¥589,962	¥621,250	$5,177,086
Cost of Sales	202,510	200,194	212,963	1,774,698
Gross profit	392,642	389,768	408,287	3,402,388
Selling, General and Administrative Expenses	360,351	364,196	359,294	2,994,113
Income from operations	32,291	25,572	48,993	408,275
Other Income (Expenses):				
Interest and dividend income	2,663	1,614	1,120	9,337
Interest expense	(1,169)	(2,104)	(2,551)	(21,256)
Gain on sales of marketable securities	2,109	413	336	2,803
Gain on sales of property and equipment	2,306	4,177	1,382	11,513
Loss on disposal of business	—	—	(473)	(3,942)
Exchange loss	(1,308)	—	(559)	(4,656)
Restructuring expenses	(8,718)	(464)	—	—
Net obligation at transition immediately expensed for retirement benefits (Note 2. (8))	(69,072)	—	—	—
Loss on disposal of inventories (Note 4)	—	(34,361)	—	—
Devaluation loss on inventories (Note 4)	—	(9,601)	—	—
Write-down of goodwill (Note 5)	(13,226)	—	—	—
Write-down of investments in securities and other investments	(1,606)	(12,775)	(8,870)	(73,921)
Equity in earnings of affiliates (Note 1. (4))	(540)	(498)	(922)	(7,681)
Others, net	(3,368)	(1,618)	(1,367)	(11,394)
	(91,929)	(55,217)	(11,904)	(99,197)
Income (loss) before income taxes	(59,638)	(29,645)	37,089	309,078
Income Taxes (Note 8):				
Current	9,605	6,084	12,275	102,289
Deferred	(19,057)	(13,440)	(1,703)	(14,189)
	(9,452)	(7,356)	10,572	88,100
	(50,186)	(22,289)	26,517	220,978
Minority Interests in Net Income of Consolidated Subsidiaries	5,094	(479)	(2,021)	(16,845)
Net income (loss)	¥(45,092)	¥(22,768)	¥ 24,496	$ 204,133

		Yen		U.S. dollars (Note 1. (1))
Per Share (Note 2. (5)):				
Net income (loss), adjusted—primary	¥(106.8)	¥(54.6)	¥58.0	$0.48
—fully diluted	—	—	58.0	0.48
Dividends	16.0	16.0	20.0	0.17
Weighted Average Number of Shares (thousands)	422,097	416,708	419,580	

The accompanying notes are an integral part of the statements.

Consolidated Statements of Shareholders' Equity

Shiseido Company, Limited, and Subsidiaries—For the years ended March 31, 2001, 2002 and 2003

	Number of shares of common stock	Common stock	Capital surplus	Retained earnings	Unrealized losses on available-for-sale securities	Adjustments on foreign currency statement translation	Treasury stock
	(thousands)	Millions of yen					
Balance as of March 31, 2000	415,119	¥58,963	¥58,387	¥314,377	¥ —	¥ —	¥ (6)
Net loss for the year ended March 31, 2001	—	—	—	(45,092)	—	—	—
Cash dividends	—	—	—	(7,117)	—	—	—
Directors' and statutory auditors' bonuses	—	—	—	(118)	—	—	—
Decrease due to additional consolidation of subsidiaries	—	—	—	(1)	—	—	—
Decrease due to exclusion of subsidiaries from application of consolidation	—	—	—	(10)	—	—	—
Other increase	—	—	—	811	—	—	—
Other decrease	—	—	—	(29)	—	—	—
Retirement of treasury stock	(6,012)	—	—	(7,451)	—	—	—
Exercise of warrants	8,726	5,506	6,692	—	—	—	—
Shares issued in exchange for the common stock of Osaka Shiseido Co., Ltd.	754	38	1,015	—	—	—	—
Cost of treasury stock (acquired) disposed of	—	—	—	—	—	—	(1)
Purchase for stock option plan	—	—	—	—	—	—	(2,601)
Unrealized losses on available-for-sale securities for the year	—	—	—	—	(3,352)	—	—
Foreign currency statement translation adjustments for the year	—	—	—	—	—	(18,315)	—
Balance as of March 31, 2001	418,587	64,507	66,094	255,370	(3,352)	(18,315)	(2,608)
Net loss for the year ended March 31, 2002	—	—	—	(22,768)	—	—	—
Cash dividends	—	—	—	(6,667)	—	—	—
Directors' and statutory auditors' bonuses	—	—	—	(104)	—	—	—
Decrease due to additional consolidation of subsidiaries	—	—	—	(3)	—	—	—
Other decrease	—	—	—	(28)	—	—	—
Shares issued in exchange for the common stock of Shiseido Sales Co., Ltd.	5,975	—	4,164	—	—	—	—
Cost of treasury stock (acquired) disposed of	—	—	—	—	—	—	(23)
Change in unrealized losses on available-for-sale securities	—	—	—	—	1,597	—	—
Change in foreign currency statement translation adjustments	—	—	—	—	—	7,803	—
Balance as of March 31, 2002	424,562	64,507	70,258	225,800	(1,755)	(10,512)	(2,631)
Net income for the year ended March 31, 2003	—	—	—	24,496	—	—	—
Cash dividends	—	—	—	(7,570)	—	—	—
Directors' and statutory auditors' bonuses	—	—	—	(62)	—	—	—
Decrease due to additional consolidation of subsidiaries	—	—	—	(131)	—	—	—
Other decrease	—	—	—	(63)	—	—	—
Loss on disposal of treasury stock	—	—	—	(7)	—	—	—
Cost of treasury stock (acquired) disposed of	—	—	—	—	—	—	(6,701)
Change in unrealized losses on available-for-sale securities	—	—	—	—	(749)	—	—
Change in foreign currency statement translation adjustments	—	—	—	—	—	(1,414)	—
Balance as of March 31, 2003	424,562	¥64,507	¥70,258	¥242,463	¥(2,504)	¥(11,926)	¥(9,332)

	Number of shares of common stock	Common stock	Capital surplus	Retained earnings	Unrealized losses on available-for-sale securities	Adjustments on foreign currency statement translation	Treasury stock
	(thousands)	Thousands of U.S. dollars(Note 1. (1))					
Balance as of March 31, 2002	424,562	$537,556	$585,484	$1,881,667	$(14,622)	$(87,596)	$(21,927)
Net income for the year ended March 31, 2003	—	—	—	204,133	—	—	—
Cash dividends	—	—	—	(63,087)	—	—	—
Directors' and statutory auditors' bonuses	—	—	—	(513)	—	—	—
Decrease due to additional consolidation of subsidiaries	—	—	—	(1,089)	—	—	—
Other decrease	—	—	—	(530)	—	—	—
Loss on disposal of treasury stock	—	—	—	(59)	—	—	—
Cost of treasury stock (acquired) disposed of	—	—	—	—	—	—	(55,836)
Change in unrealized losses on available-for-sale securities	—	—	—	—	(6,244)	—	—
Change in foreign currency statement translation adjustments	—	—	—	—	—	(11,782)	—
Balance as of March 31, 2003	424,562	$537,556	$585,484	$2,020,522	$(20,866)	$(99,378)	$(77,763)

The accompanying notes are an integral part of the statements.

Consolidated Statements of Cash Flows

Shiseido Company, Limited, and Subsidiaries—For the years ended March 31, 2001, 2002 and 2003

	2001	2002	2003	2003
		Millions of yen		Thousands of U.S. dollars (Note 1. (1))
Cash Flows from Operating Activities:				
Income (loss) before income taxes	¥(59,638)	¥(29,645)	¥37,089	$309,079
Depreciation	28,641	27,953	27,187	226,559
Loss on disposal of inventories	—	16,310	—	—
Devaluation loss on inventories	—	9,601	—	—
Write-down of goodwill	13,226	—	—	—
Write-down of land	5,651	—	—	—
Write-down of investments in securities and other investments	1,606	12,775	8,870	73,921
Increase (decrease) in accrued retirement benefits	66,229	(2,963)	(3,883)	(32,359)
Amortization of difference between investment costs and equity in net assets acquired	(729)	(724)	(1,078)	(8,984)
Increase (decrease) in provision for sales promotion costs	(1,614)	(4,504)	—	—
Interest and dividend income	(2,663)	(1,614)	(1,120)	(9,337)
Interest expenses	1,169	2,104	2,551	21,256
Equity in earnings of affiliates	540	498	922	7,681
Gain on sale of property, plant and equipment	(858)	(2,421)	(396)	(3,299)
(Increase) decrease in receivables	(12,636)	20,484	3,386	28,219
Increase in inventories	(11,466)	(2,879)	2,959	24,654
Increase (decrease) in payables	8,378	(6,855)	(9,409)	(78,406)
Other	(47)	(2,274)	2,868	23,897
	35,789	35,846	69,946	582,881
Receipt of interest and dividend income	2,872	2,043	1,136	9,469
Payment of interest expenses	(1,306)	(1,948)	(2,231)	(18,595)
(Payment) refund of income taxes	(36,880)	576	(2,003)	(16,690)
Cash flows from operating activities	475	36,517	66,848	557,065
Cash Flows from Investing Activities:				
Acquisition of securities	(7,498)	—	(4,456)	(37,133)
Proceeds from sale of securities	6,621	5,832	3,522	29,348
Acquisition of investments in securities	(20,905)	(12,891)	(26,552)	(221,271)
Proceeds from sale of investments in securities	41,009	10,660	10,012	83,436
Acquisition of property, plant and equipment	(25,194)	(22,561)	(17,783)	(148,194)
Proceeds from sale of property, plant and equipment	4,819	7,157	3,986	33,214
Acquisition of intangible assets	(15,143)	(3,352)	(4,246)	(35,381)
Acquisition of newly consolidated subsidiaries	(4,835)	(13,395)	—	—
Acquisition of shares of consolidated subsidiaries	(257)	(173)	(4,117)	(34,307)
Other	(5,256)	(4,045)	(4,415)	(36,784)
Cash flows from investing activities	(26,639)	(32,768)	(44,049)	(367,072)
Cash Flows from Financing Activities:				
Net increase (decrease) in short-term bank loans	6,681	(975)	(4,418)	(36,818)
Proceeds from long-term debt	45,813	30,376	12,113	100,942
Repayment of long-term debt	(27,300)	(884)	(4,827)	(40,223)
Proceeds from exercise of warrants	11,003	—	—	—
Acquisition of treasury stocks	(2,602)	(23)	(6,707)	(55,895)
Retirement of treasury stocks	(7,451)	—	—	—
Payment of cash dividends	(7,108)	(6,665)	(7,568)	(63,069)
Payment of cash dividends to minority shareholders	(657)	(608)	(804)	(6,699)
Cash flows from financing activities	18,379	21,221	(12,211)	(101,762)
Exchange Difference of Cash and Cash Equivalents	879	2,449	222	1,848
Net Change in Cash and Cash Equivalents	(6,906)	27,419	10,810	90,079
Cash and Cash Equivalents at Beginning of Year	68,521	62,017	90,293	752,446
Increase in Cash and Cash Equivalents due to Additional Consolidation of Subsidiaries	402	857	0	1
Cash and Cash Equivalents at End of Year	¥62,017	¥90,293	¥101,103	$842,526

The accompanying notes are an integral part of the statements.

Notes to the Consolidated Financial Statements

Shiseido Company, Limited, and Subsidiaries

1. Basis of Presenting Consolidated Financial Statements

(1) Accounting Principles and Presentation

The accompanying consolidated financial statements have been prepared from the accounts maintained by Shiseido Company, Limited (the "Company"), and its consolidated subsidiaries (the "Companies") in accordance with the provisions set forth in the Japanese Commercial Code and other countries' regulations and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Accounting Standards.

Certain items presented in the consolidated financial statements filed with the Director of Kanto Finance Bureau in Japan have been reclassified for the convenience of readers outside Japan.

The consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥120 = US$1 has been used in translation. The inclusion of such amounts is not intended to imply that yen have been or could be readily converted, realized or settled in U.S. dollars at that rate or any other rate.

(2) Scope of Consolidation

The Company had 99 subsidiaries as at March 31, 2003 (96 and 104 as at March 31, 2001 and 2002, respectively). The consolidated financial statements include the accounts of the Company and 96 (89 and 98 for 2001 and 2002, respectively) of its subsidiaries. The major consolidated subsidiaries are listed below:

	As at March 31, 2003	
	Equity ownership percentage, including indirect ownership	Capital stock (millions of yen / thousands of U.S. dollars)
Osaka Shiseido Co., Ltd.	100.0%	¥ 315
Shiseido Kako Co., Ltd.	100.0	¥ 100
FT Shiseido Co., Ltd.	100.0	¥ 11,230
Shiseido Sales Co., Ltd.	100.0	¥ 1,590
Shiseido FITIT Co., Ltd.	100.0	¥ 820
Shiseido International Corporation	100.0	$ 279,640

On April 1, 2003, Osaka Shiseido Co., Ltd., and Shiseido Kako Co., Ltd., merged with the Company.

The accounts of certain subsidiaries have been consolidated on the basis of their fiscal years ended three months or less prior to March 31.

The accounts of the remaining three subsidiaries have not been consolidated with the Companies due to the fact that they are inactive and their total assets, net sales, net income and retained earnings are insignificant to the consolidated total.

(3) Consolidation and Elimination

For the purposes of preparing the consolidated financial statements, all significant intercompany transactions, account balances and unrealized profits among the Companies have been eliminated, and the portion thereof attributable to minority interests is charged to minority interests.

The cost of investments in the common stock of consolidated subsidiaries is eliminated with the underlying equity in net assets of such subsidiaries. The material difference between the cost of an investment and the amount of underlying equity in net assets of such subsidiaries is deferred and amortized over a reasonable period up to 20 years on a straight-line basis.

(4) Investments in Unconsolidated Subsidiaries and Affiliates

At March 31, 2003, the Company had six affiliates (companies that are not subsidiaries and for which financial and operating or business decision making is influenced to a material degree by the Companies).

Investments in six affiliates (six for 2001 and 2002) are accounted for by the equity method, under which the Company's equity in net income of these affiliates is included in consolidated income with appropriate elimination of intercompany profit at March 31, 2003, and for the year then ended. Investments in three unconsolidated subsidiaries are stated at cost.

(5) Determining the Cost of the Acquired Subsidiaries at Acquisition of the Control

The assets and liabilities of subsidiaries are required to be remeasured at fair value as of the date of acquisition of the control.

The Company adopts "full fair value method" so that the full portion of the assets and liabilities of the subsidiaries is marked to fair value as of the date of acquisition of the control.

2. Summary of Significant Accounting Policies

(1) Inventories

Inventories held by the Company are valued at cost, which is determined by the average method.

Inventories held by the consolidated subsidiaries are valued at cost, which is determined principally by the last purchase price method.

(2) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment except for buildings (excluding leasehold improvements and auxiliary facilities attached to buildings) is mainly computed on the declining-balance method and depreciation of buildings is computed on the straight-line method, at rates based on the estimated useful lives of assets which are, in certain instances, shorter than those prescribed by the Japanese income tax laws.

The range of useful lives is summarized as follows:

Buildings and structures....................10 — 40 years
Machinery and equipment. ....primarily 6 — 7 years

Normal repairs and maintenance, including minor renewals and improvements, are charged to income as incurred.

(3) Valuation of Securities

The Company and its domestic consolidated subsidiaries categorize their existing securities as available-for-sale. These securities are carried at fair values that are reasonably determinable based on current market quotes, with net unrealized gains and losses, net of related tax, reported separately in shareholders' equity. Realized gains or losses on securities sold are determined based mainly on the moving average method. If fair value is not available, securities are carried at cost, cost being determined mainly by moving average method.

Securities with remaining maturities of one year or less and securities that are recognized as cash equivalent are classified as "Short-term investments in securities" and non-current securities are included in "Investments in securities."

(4) Accounting for Leases

Finance leases other than those that are deemed to transfer the ownership of the leased assets to lessees are mainly accounted for by the method similar to that applicable to ordinary operating leases.

(5) Net Income and Dividends per Share

"Net income per share" of common stock is based on the weighted average number of shares of common stock outstanding during each year. The computation of diluted net income per common stock refleets the maximum possible dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

Cash dividends per share shown for each year in the Consolidated Statements of Income represent dividends declared as applicable to the respective year, rather than those paid in each year.

(6) Accounting for the Consumption Tax

In Japan, the consumption tax is imposed at the flat rate of 5% on all domestic consumption of goods and services (with certain exemptions). The consumption tax imposed on the Companies' domestic sales to customers is withheld by the Companies at the time of sale and is paid to the national government subsequently.

The Company excludes the consumption tax withheld upon sale and the consumption tax paid on the purchases of goods and services from the related amounts in the accompanying Consolidated Statements of Income. The consolidated subsidiaries primarily exclude the consumption tax in the related amounts in the accompanying Consolidated Statements of Income.

(7) Allowance for Doubtful Accounts

The Company and its domestic consolidated subsidiaries provide the allowance for doubtful accounts by the method that uses the percentage of its own actual bad debt loss against the balance of total receivables plus the amount of uncollectible receivables estimated on an individual basis. Overseas consolidated subsidiaries provide mainly for the amount of uncollectible receivables estimated on an individual basis.

(8) Accrued Retirement Benefits

Accrued retirement benefit is recognized based on the estimated actuarial present value of projected benefit obligation and the estimated fair value of plan assets.

Unrecognized prior service cost is amortized on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (10 years). Unrecognized net actuarial gain or loss is mainly amortized from the immediately following year on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (10 years).

The net obligation at transition of ¥69,072 million incurred by the Company and its domestic consolidated subsidiaries was immediately expensed for the year ended March 31, 2001.

(9) Foreign Currency Translation

Receivables and payables denominated in foreign currencies are translated at the current exchange rate prevailing on the respective balance sheet dates and resulting exchange gains or losses are recognized in the determination of net income for the relevant period.

Investments in unconsolidated subsidiaries and affiliates denominated in foreign currencies are translated at the historical exchange rates prevailing at the time such transactions were made.

(10) Translation of Foreign Currency Financial Statements (Accounts of Overseas Subsidiaries and Affiliates)

The financial statements of overseas consolidated subsidiaries are translated into yen at the exchange rate prevailing at the respective balance sheet dates of those subsidiaries for assets and liabilities, and at the historical exchange rate for capital accounts and retained earnings. All income and expense accounts are translated at the average rate of exchange during the fiscal year of those subsidiaries. The resulting translation adjustments are allocated proportionately between the majority and minority interests, those applicabele to the majority interest being shown separately in Shareholders' Equity as "Adjustments on foreign currency statement translation" and those appliciable to the minority interest being charged against "Minority Interests in Consolidated Subsidiaries".

(11) Provision for Sales Promotion Costs

Until the year ended March 31, 2001, the Company provided for sales promotion costs for products that had been distributed to and stayed at retailers. During the year ended March 31, 2002, the promotion policy was changed in line with the Company's structural reforms and the purpose of the activity is now to promote sales from the Company and its domestic sales subsidiary, thus making it no longer necessary to provide for expenditures in the future.

As at March 31, 2001, ¥4,504 million was provided and included in the accured espenses account.

3. Securities

The acquisition cost, carrying amount, gross unrealized holding gains and gross unrealized holding losses for securities with fair value by security type at March 31, 2002 and 2003, were as follows:

Available-for-sale securities:

	2002			
	Cost	Carrying amount	Gross unrealized gains	Gross unrealized losses
	Millions of yen			
Equity securities	¥19,317	¥19,339	¥2,419	¥2,397
Corporate debt securities	146	128	—	18
Others	13,887	10,907	1	2,981
	¥33,350	¥30,374	¥2,420	¥5,396

	2003			
	Cost	Carrying amount	Gross unrealized gains	Gross unrealized losses
	Millions of yen			
Equity securities	¥13,475	¥13,337	¥1,223	¥1,361
Corporate debt securities	146	138	—	7
Others	22,156	18,132	18	4,043
	¥35,777	¥31,607	¥1,241	¥5,411

	2003			
	Cost	Carrying amount	Gross unrealized gains	Gross unrealized losses
	Thousands of U.S. dollars			
Equity securities	$112,291	$111,139	$10,189	$11,341
Corporate debt securities	1,213	1,151	—	62
Others	184,638	151,101	155	33,692
	$298,142	$263,391	$10,344	$45,095

The carrying amount of securities without fair value as at March 31, 2002, and 2003 is summarized as follows:

Available-for-sale securities:

	Carrying amount		
	2002	2003	2003
	Millions of yen		Thousands of U.S. dollars
Unlisted equity securities	¥ 8,146	¥17,576	$146,469
Unlisted corporate debt securities	1,445	14	124
Others	53,798	63,822	531,853
	¥63,389	¥81,413	$678,446

Proceeds, gross realized gains and gross realized losses from the sale of available-for-sale securities in respect of the years ended March 31, 2002 and 2003, were as follows:

	2002	2003	2003
	Millions of yen		Thousands of U.S. dollars
Proceeds	¥16,742	¥20,015	$ 166,796
Gross realized gains	413	318	2,647
Gross realized losses	728	135	1,126

4. Inventories

Inventories held by the Companies as at March 31, 2002 and 2003, consisted of the following:

	2002	2003	2003
	Millions of yen		Thousands of U.S. dollars
Merchandise and products	¥45,009	¥41,551	$346,257
Raw materials	14,168	13,347	111,221
Work in process	4,848	4,120	34,337
Supplies	6,316	7,342	61,186
	¥70,341	¥66,360	$553,001

To comply with the revised Pharmaceutical Law and to follow a notice from the Ministry of Health, Labor and Welfare, the Companies recalled certain products and disposed of them, recording a loss totaling to ¥34,361 million for the year ended March 31, 2002.

In line with the Company's management reforms whereby supply chain management is expected to minimize the volume of inventories and keep superior salability of the products, the Company and its certain domestic subsidiaries devalued inventories that do not meet the criteria set under the new management policy.

5. Intangible Assets and Deferred Charges

Intangible assets as at March 31, 2002 and 2003, consisted of the following:

	2002	2003	2003
	Millions of yen		Thousands of U.S. dollars
Goodwill*	¥26,295	¥27,783	$231,525
Trademark rights**	21,473	20,225	168,538
Others	21,739	21,522	179,351
	¥69,507	¥69,530	$579,414

*Goodwill as at March 31, 2003 includes goodwill relating to the North American Professional Division from Helene Curtis, Inc. ("Helene Curtis"), the Professional Division from The Lamaur Corporation, the domestic trade rights of Shiseido's products from Takigawa Company, Ltd., the product and trade rights of partial brand goods from Bristol Myers Squib, Inc., and *Nars, Decléor, Sea Breeze* and *Joico* brands. The acquisition costs during each of the years ended March 31, 2002 and 2003 were ¥9,347 million and ¥4,391 million, respectively.

Goodwill is being amortized on a straight-line basis over a 5-year period in Japan and mainly over a 20-year period in other countries. Amortization costs were ¥1,441 million, ¥1,354 million and ¥1,096 million for the years ended March 31, 2001, 2002 and 2003, respectively. Goodwill relating to Zotos International, Inc. was revalued and a write-down of ¥13,226 million was charged to income for the year ended March 31, 2001.

**Trademark rights include acquired product lines from Helene Curtis, Bristol Myers Squib, Inc., and *Nars, Decléor, Sea Breeze* and *Joico* brands.

The acquisition costs during each of the years ended March 31, 2002 and 2003 were ¥4,911 million and ¥3 million, respectively.

Trademark rights are being amortized mainly over a 10-year period on a straight-line basis. Amortization costs of ¥838 million, ¥1,004 million and ¥808 million were charged to income for the years ended March 31, 2001, 2002 and 2003, respectively.

U.S. subsidiaries of the Company adopted the provisions of SFAS No.142, "Goodwill and Other Intangible Assets," as of January 1, 2002. Under SFAS No.142, goodwill and certain other intangible assets that are determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually. Prior to the adoption of SFAS No.142, goodwill and trademark rights were amortized on a straight-line basis and assessed for recoverability. The effect of this change was minimal.

6. Long-Term Debt

Long-term debt as at March 31, 2002 and 2003, consisted of the following:

	2002	2003	2003
	Millions of yen		Thousands of U.S. dollars
Long-term borrowings from banks and other financial institutions	¥ 7,624	¥ 8,037	$ 66,974
0.90% unsecured yen bonds due in October 2003	30,000	30,000	250,000
0.42% unsecured yen bonds due in January 2005	20,000	20,000	166,667
Euro Medium-Term Notes due 2003–2007*	21,347	25,102	209,187
	78,971	83,139	692,828
Less: portion due within one year	(6,486)	(38,848)	(323,736)
	¥72,485	¥44,291	$369,092

*These notes have been issued by Shiseido Europe S.A. and Shiseido International Corporation. The interest rates at March 31, 2003 ranged from 0.10% to 4.57%.

7. Pension Plans

The Company and its domestic consolidated subsidiaries have a contributory funded defined benefit pension program, which is pursuant to the Japanese Welfare Pension Insurance Law. Certain overseas consolidated subsidiaries also have funded defined benefit pension plans.

The following table sets forth a reconciliation of projected benefit obligations, plan assets, funded status of the pension benefit plans and net liability recognized in the accompanying balance sheets at March 31, 2002 and 2003:

	2002	2003	2003
	Millions of yen		Thousands of U.S. dollars
Projected benefit obligation	¥(238,384)	¥(280,307)	$(2,335,891)
Fair value of plan assets	154,844	140,029	1,166,906
Funded status of the plans	(83,540)	(140,278)	(1,168,985)
Unamortized net obligation at transition*	1,471	1,257	10,477
Unrecognized net actuarial (gain) or loss	38,491	97,020	808,495
Unrecognized prior service cost	(22,479)	(20,058)	(167,148)
Additional minimum liability*	(1,228)	(1,235)	(10,289)
Net liability recognized	¥ (67,285)	¥ (63,294)	$ (527,450)

The net periodic pension benefit cost for the years ended March 31, 2002 and 2003, included the following components:

	2002	2003	2003
	Millions of yen		Thousands of U.S. dollars
Service cost	¥13,164	¥11,466	$ 95,550
Interest cost	6,979	6,953	57,946
Expected return on plan assets	(6,151)	(6,138)	(51,151)
Amortization of net obligation at transition*	101	102	848
Amortization of net actuarial (gain) or loss	2,642	4,117	34,305
Amortization of prior service cost	(1,337)	(2,422)	(20,178)
	¥15,398	¥14,078	$117,320

*These are included in the accounts of an overseas consolidated subsidiary that have been prepared in accordance with local accounting standards.

The discount rate used to determine the actuarial present value of projected benefit obligations under the plan that covers employees of the Company and the domestic subsidiaries was 3.0% and 2.5% as of March 31, 2002 and 2003, respectively. The rate of expected return on plan assets was 4.0% as of March 31, 2002 and 2003. Attribution of pension benefit to each year of service of the employees is based on "benefit/years-of-service" approach, whereby the same amount of the benefit is attributed to each year.

8. Deferred Tax

Deferred tax assets and liabilities (both current and non-current) consisted of the following elements:

	2002	2003	2003
	Millions of yen		Thousands of U.S. dollars
Deferred tax assets:			
Depreciation	¥ 9,626	¥ 9,518	$ 79,315
Accrued expenses	3,014	2,575	21,456
Accrued enterprise tax	182	939	7,825
Accrued bonuses to employees	4,386	4,543	37,859
Inventories	9,617	6,093	50,772
Unrealized intercompany profit of inventory and fixed assets	619	7,440	61,998
Accrued retirement benefits	25,364	25,264	210,536
Tax losses carried forward	10,047	8,787	73,223
Write-down of investments in securities and other investments	5,336	8,586	71,552
Unrealized losses on available-for-sale securities	1,252	1,686	14,051
Other	4,888	3,322	27,692
	74,331	78,753	656,279
Allowance for valuation	(3,369)	(4,009)	(33,412)
	¥70,962	¥74,744	$622,867
Deferred tax liabilities:			
Special tax-purpose reserve	1,099	1,220	10,165
Depreciation	1,551	1,626	13,554
Goodwill and other intangible assets	2,396	3,132	26,098
Other	1,190	523	4,355
	¥ 6,236	¥ 6,501	$ 54,172

The reconciliation of the effective statutory tax rate to the actual rate is shown below:

	2002	2003
Effective statutory tax rate	41.0%	42.0%
Adjustments:		
Entertainment expenses and others that are not deductible permanently	(5.1)	1.6
Dividends income and others that are not taxable permanently	1.8	(0.5)
Temporary difference relating to consolidation adjustments	(2.4)	(14.8)
Allowance for valuation	(4.5)	0.9
Other factors	(6.0)	(0.7)
Actual tax rate	24.8%	28.5%

9. Contingent Liabilities

As at March 31, 2003, the Company was contingently liable for guarantees of loans from banks, which amounted to ¥44 million ($363 thousand).

10. Stock Option Plan

Tresury stock is made available for the purpose of the Company's stock option plan, which was approved by the shareholders on June 29, 2000, and covers directors and certain employees at the time of approval.

Options for 1,878,000 shares in total were granted and the transfer price per share is ¥1,396 and the options are exercisable as of July, 2002 and expire on June 30, 2005.

Under the Company's stock option plan approved by the shareholders on June 27, 2002, the Company granted stock options for 637,000 shares of common stock during the year ended March 31, 2003.

The following table summarizes information on the stock options outstanding as of March 31, 2003.

	Stock options granted on July 16, 2002	*Stock options granted on February 28, 2003*
Number of shares for options outstanding	578,000 *shares*	59,000 *shares*
Exercise price	¥1,669	¥1,512
Option term	*July 1, 2004 — June 26, 2012*	*April 1, 2003 — March 31, 2006*

11. Accounting for Leases

The Companies have various lease agreements whereby the Companies act both as a lessee and a lessor. Finance lease contracts (both as a lessee and as a lessor) other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for by the method that is applicable to ordinary operating leases. Certain key information on such lease contracts of the Companies as a lessee and a lessor for the years ended March 31, 2002 and 2003, was as follows:

	2002	2003	2003
	Millions of yen		Thousands of U.S. dollars
As a lessee:			
The scheduled maturities of future lease rental payments on such lease contracts were as follows:			
Due within one year	¥ 5,099	¥ 4,860	$ 40,500
Due after one year	13,279	10,707	89,222
	¥18,378	¥15,567	$ 129,722
Lease rental expenses for the year	¥ 4,927	¥ 5,533	$ 46,105
Assumed depreciation	¥ 4,927	¥ 5,533	$ 46,105
Leased machinery and equipment:			
Assumed purchase cost	¥32,279	¥31,763	$ 264,691
Assumed accumulated depreciation	(13,901)	(16,196)	$(134,969)
Assumed net book value	¥18,378	¥15,567	$ 129,722

Assumed data as to purchase cost, accumulated depreciation, net book value of leased machinery and equipment include the portion of interest thereon.

Depreciation is based on the straight-line method over the lease term of the leased assets.

	2002	2003	2003
	Millions of yen		Thousands of U.S. dollars
As a lessor:			
The scheduled maturities of future lease rental income on such lease contracts were as follows:			
Due within one year	¥ 571	¥ 616	$ 5,133
Due after one year	1,579	2,335	19,463
	¥2,150	¥2,951	$ 24,596
Lease rental income for the year	¥ 669	¥ 743	$ 6,195
Depreciation	¥ 589	¥ 646	$ 5,387
Assumed interest income	¥ 101	¥ 118	$ 983
Leased machinery and equipment:			
Purchase cost	¥3,861	¥4,636	$ 38,633
Accumulated depreciation	(1,808)	(1,789)	(14,904)
Net book value	¥2,053	¥2,847	$ 23,729

12. Derivative Financial Instruments

In the normal course of business, the Company and its consolidated subsidiaries employ derivative financial instruments, including forward exchange contracts and foreign currency swap arrangements to manage their exposure to adverse fluctuations in foreign exchange rates relating to receivables, payables and short/long-term debt denominated in foreign currencies. The Company does not use derivatives for speculative or trading purposes.

The contract amount (notional principal amount), estimated fair value and unrealized gain / loss of the outstanding contracts at March 31, 2003, are summarized below:

	Millions of yen			
	Contract amount (notional principal amount)			
	Total	Settled over one year	Estimated fair value	Unrealized gain (loss)
Currency swap contracts:				
To receive Yen/to pay U.S. dollar	¥5,491	¥5,491	¥(201)	¥(201)
To receive Yen/to pay Euro	8,749	5,227	(890)	(890)

	Thousands of U.S. dollars			
	Contract amount (notional principal amount)			
	Total	Settled over one year	Estimated fair value	Unrealized gain (loss)
Currency swap contracts:				
To receive Yen/to pay U.S. dollar	$45,762	$45,762	$(1,673)	$(1,673)
To receive Yen/to pay Euro	72,904	43,559	(7,420)	(7,420)

Derivatives that meet the criteria for hedges were excluded from the above table.

13. Segment Information

(1) Industry Segment Information

The Company and its subsidiaries operate principally in the following three industrial segments:

Cosmetics.......Women's and men's cosmetics
Toiletries.........Soaps, hair-care products, mass market cosmetics and napkins
Others.............Beauty salon products, health and beauty foods, pharmaceuticals, fashion goods and fine chemicals

The industry segment information of the Companies for each of the three years in the period ended March 31, 2003, is presented below:

	2001	2002	2003	2003
		Millions of yen		Thousands of U.S. dollars
Net sales:				
Cosmetics	¥454,097	¥460,004	¥481,868	$4,015,566
Toiletries	76,424	63,976	69,216	576,805
Others	64,631	65,982	70,166	584,715
	¥595,152	¥589,962	¥621,250	5,177,086
Operating income (loss) before unallocatable costs:				
Cosmetics	¥ 41,447	¥ 39,885	¥ 56,065	$ 467,207
Toiletries	1,144	(4,554)	2,775	23,128
Others	2,297	2,966	2,931	24,422
	44,888	38,297	61,771	514,757
Less: unallocatable operating expenses	(12,597)	(12,725)	(12,778)	(106,482)
Operating income	¥ 32,291	¥ 25,572	¥ 48,993	$ 408,275
Total assets:				
Cosmetics	¥334,735	¥317,690	¥316,466	$2,637,215
Toiletries	64,106	48,940	42,622	355,189
Others	100,465	112,849	109,849	915,408
	499,306	479,479	468,937	3,907,812
Unallocatable or headquarters	165,941	184,562	194,466	1,620,549
	¥665,247	¥664,041	¥663,403	5,528,361
Depreciation:				
Cosmetics	¥ 13,292	¥ 13,160	¥ 12,720	105,998
Toiletries	3,319	2,925	2,670	22,251
Others	8,223	7,460	7,550	62,916
	24,834	23,545	22,940	191,165
Unallocatable or headquarters	50	46	52	435
	¥ 24,884	¥ 23,591	¥ 22,992	$ 191,600
Capital expenditure:				
Cosmetics	¥ 30,154	¥ 13,849	¥ 16,566	138,050
Toiletries	10,201	1,481	1,363	11,363
Others	14,729	21,402	9,588	79,902
	55,084	36,732	27,517	229,314
Unallocatable or headquarters	43	69	113	941
	¥ 55,127	¥ 36,801	¥ 27,630	$ 230,255

(2) Information by Geographic Segment

The geographic segment information of the Companies for each of the three years in the period ended March 31, 2003 is presented below:

	2001	2002	2003	2003
	Millions of yen			Thousands of U.S. dollars
Net sales:				
Domestic (inside Japan)	¥490,258	¥460,095	¥496,170	$3,909,755
Outside Japan:				
Americas	31,158	38,924	45,386	378,214
Europe	44,781	56,805	65,750	547,916
Asia, Oceania	28,955	34,138	40,944	341,201
	104,894	129,867	152,080	1,267,331
	¥595,152	¥589,962	¥621,250	$5,177,086
Operating income (loss) before unallocatable costs:				
Domestic (inside Japan)	¥38,201	¥ 33,379	¥ 52,725	$ 439,374
Outside Japan:				
Americas	2,221	(29)	2,226	18,546
Europe	1,284	1,582	2,149	17,909
Asia, Oceania	3,182	3,365	4,671	38,928
	6,687	4,918	9,046	75,383
	44,888	38,297	61,771	514,757
Less: unallocatable operating expenses	(12,597)	(12,725)	(12,778)	(106,482)
Operating income	¥ 32,291	¥ 25,572	¥ 48,993	$408,275
Total assets:				
Domestic (inside Japan)	¥363,773	¥308,147	¥293,608	$2,446,733
Outside Japan:				
Americas	49,957	78,874	69,049	575,406
Europe	56,655	57,501	70,164	584,703
Asia, Oceania	28,921	34,957	36,116	300,970
	135,533	171,332	175,329	1,461,079
	499,306	479,479	468,937	3,907,812
Unallocatable or headquarters	165,941	184,562	194,466	1,620,549
	¥665,247	¥664,041	¥663,403	$5,528,361

(3) Export Sales and Sales by Overseas Subsidiaries

Export sales of the Companies (meaning the amounts of exports made by the Company and its domestic subsidiaries plus the sales of overseas consolidated subsidiaries) for each of the three years in the period ended March 31, 2003, are presented below:

	2001	2002	2003	2003
	Millions of yen			Thousands of U.S. dollars
Export sales and sales by overseas subsidiaries:				
Americas	¥ 34,481	¥ 41,621	¥ 46,684	$ 389,038
Europe	38,155	51,329	61,677	513,971
Asia, Oceania	33,617	39,355	45,807	381,726
	¥106,253	¥132,305	¥154,168	$1,284,735
Percentage of such sales against consolidated net sales	17.9%	22.4%	24.8%	24.8%

14. Subsequent Event

(1) Subsequent to March 31, 2003, the Company's Board of Directors, with the subsequent approval by shareholders on June 27, 2003, declared a cash dividend of ¥4,183 million ($34,859 thousand), equal to ¥10.0 per share, which was applicable to earnings for the year ended March 31, 2003, and payable to shareholders on the register as of March 31, 2003.

(2) On June 27, 2003, the Shareholders authorized the Company to repurchase up to 10 millions shares of its outstanding common stock at market price for a total cost not to exceed ¥20 billions in the period from June 27, 2003, to the next annual meeting of the shareholders.

Report of Independent Accountants

The Board of Directors
Shiseido Company, Limited

We have audited the accompanying consolidated balance sheets of Shiseido Company, Limited and its subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2003, all expressed in yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Shiseido Company, Limited, and its subsidiaries as of March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles and practices generally accepted in Japan (see Note 1.(1)).

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1.(1) to the accompanying consolidated financial statements.

ChuoAoyama Audit Corporation

ChuoAoyama Audit Corporation

Tokyo, Japan
June 27, 2003

Corporate Information

●Head Office
Shiseido Company, Limited
5-5, Ginza 7-chome, Chuo-ku,
Tokyo 104-0061, Japan
Tel: +81-3-3572-5111

●Foundation
September 17, 1872

●Establishment
June 24, 1927

●Capital
¥64,506,725,140

●Number of Employees
2,868 (25,202 for the Shiseido Group)

●For Further Information, Please Write to
Investor Relations Department,
Corporate Resources Division
Shiseido Company, Limited
6-2, Higashi-shinbashi 1-chome,
Minato-ku, Tokyo 105-8310, Japan
Tel: +81-3-3572-5111
Fax: +81-3-6218-5544

●Home Page
English Edition:
http://www.shiseido.co.jp/e/
Japanese Edition:
http://www.shiseido.co.jp/

●Fiscal Year-End
March 31

●Annual Meeting
The annual meeting of shareholders is normally held in June in Tokyo.

●Stock Listings
Common Stock:
Tokyo Stock Exchange
American Depositary Receipts:
U.S. Over-the-Counter

●Independent Certified Public Accountants
ChuoAoyama Audit Corporation

●Transfer Agent for Common Stock
The Chuo Mitsui Trust & Banking Co., Ltd.
33-1, Shiba 3-chome, Minato-ku,
Tokyo 105-8574, Japan

●American Depositary Receipts
Cusip No.: 824841407
Ratio (ADR:ORD): 1:1
Exchange: OTC (Over-the-Counter)
Symbol: SSDOY
Depositary:
The Bank of New York
101 Barclay Street,
New York, NY 10286, U.S.A.
Tel: (212) 815-2042
U.S.toll free: (888) 269-2377
(888-BNY-ADRS)
Home page: http://www.adrbny.com

■ Composition of Shareholders

Other Japanese Companies 6.97%
Non-Japanese Institutions 26.31%
Securities Companies 1.47%
Financial Institutions 45.32%
Individuals and Other 19.93%

Stock Data

■Common Shares Issued and Outstanding: 424,562,353 / Number of Shareholders: 36,029 (As of March 31, 2003)

	4/02	5/02	6/02	7/02	8/02	9/02	10/02	11/02	12/02	1/03	2/03	3/03
Stock price:												
High (yen)	1,486	1,653	1,733	1,649	1,648	1,575	1,504	1,494	1,585	1,570	1,524	1,390
Low (yen)	1,338	1,412	1,507	1,510	1,521	1,409	1,310	1,326	1,427	1,429	1,365	1,162
Volume: (thousand shares)	25,203	39,681	34,270	40,060	25,512	23,411	23,920	33,109	32,282	21,319	21,808	28,674



Printed in Japan